RICHARD RAYMER
Partner
DIRECT: 416-367-7388
FAX: 416-367-7371
raymer.richard@dorsey.com

July 2, 2014

VIA EDGAR

Paul Dudek
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-7553

            Re: Sphere 3D Corporation – Form 40-F Registration Statement

Ladies and Gentlemen:

            As requested, on behalf of Sphere 3D Corporation (the “Company”), please find below additional information regarding the Company’s private placement of units (the “Units”) that closed on November 12, 2013 and the Company’s private placement of special warrants (the “Special Warrants”) that closed on June 5, 2014. The Company is an Ontario corporation and satisfies the definition of “foreign private issuer” as defined in Rule 405 of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”).

            The November Placement

            On November 12, 2013, the Company closed a private placement of Units in Canada, in accordance with Regulation S under U.S. Securities Act, and concurrently sold Units in the United States (the “November U.S. Private Placement”) on a private placement basis to a single United States institutional accredited investor (the “November U.S. Purchaser”). The November U.S. Private Placement was conducted in compliance with Rule 506(b) of Regulation D under the U.S. Securities Act. Each Unit consisted of one common share of the Company (the “Common Shares”) and one-half of one Common Share purchase warrant to acquire one additional Common Share (each whole Common Share purchase warrant, a “Warrant” and collectively with the Common Shares underlying the Warrants, and the Common Shares, the “November Securities”).

            The Common Shares and the Warrants issued to the November U.S. Purchaser, are “restricted securities” within the meaning of Rule 144(a)(3) of the U.S. Securities Act, and were issued on a certificated basis with customary United States restrictive legends affixed thereto.

            The Subscription Agreement used in connection with the offer and sale of the Units, attached hereto as Exhibit A (the “November Subscription Agreement”), along with the United States Subscribers Representation Letter, included as Schedule C to the November Subscription Agreement, contain representations and warranties of the Company and of the subscriber, regarding compliance with Rule 506(b) and setting forth the resale restrictions applicable to the November Securities acquired by the November U.S. Purchaser. These restrictions include the requirement to have a United States restrictive legend affixed to the November Securities issued to the November U.S. Purchaser, which legend restricts the transfer of the November Securities and the exercise of the Warrants unless registered under the U.S. Securities Act or an exemption from the registration requirements of the U.S. Securities Act, and applicable state securities laws, is available.

July 2, 2014

            The June Placement

            On June 5, 2014, the Company closed a private placement of Special Warrants in Canada, in accordance with Regulation S under the U.S. Securities Act, and concurrently issued Special Warrants in the United States (the “June U.S. Private Placement”) on a private placement basis to a single institutional accredited investor (the “June U.S. Purchaser”). The June U.S. Private Placement was conducted in compliance with Rule 506(b) of Regulation D under the U.S. Securities Act.

            The Special Warrants issued to the June U.S. Purchaser, are “restricted securities” within the meaning of Rule 144(a)(3) of the U.S. Securities Act, and were issued on a certificated basis with customary United States restrictive legends affixed thereto.

            Each Special Warrant will be automatically exercised into one common share and one-half common share purchase warrant (which along with the common shares issuable upon exercise of common share purchase warrants are referred to collectively as the “June Securities”). Exercise of the Special Warrants shall occur on the third business day following effectiveness of a prospectus filed with Canadian securities regulators (the “Canadian Prospectus”), which shall register for resale in Canada the securities underlying the Special Warrants. The automatic exercise of Special Warrants shall occur with no action of the holder, nor payment of additional consideration.

            The Subscription Agreement for the Special Warrants, attached hereto as Exhibit B (the “June Subscription Agreement”), and the United States Subscribers Representation Letter, included as Schedule C to the June Subscription Agreement, contain representations and warranties of the Company and of the subscriber, regarding compliance with Rule 506(b) and setting forth the resale restrictions applicable to the June Securities acquired by the June U.S. Purchaser. These restrictions include the requirement to have a United States restrictive legend affixed to the June Securities issued to the June U.S. Purchaser, which restricts the transfer of the June Securities and the exercise of the warrants underlying the June Securities unless registered under the U.S. Securities Act or an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws is available. In addition, a special warrant indenture, entered into by and between the Company and its transfer agent, which governs among other things the transfer of Special Warrants, prohibits the transfer of any outstanding Special Warrants to or for the account of a U.S. Person (as defined in Rule 902 of Regulation S), unless expressly agreed to by the Company and an opinion of counsel is delivered.

            The Canadian Prospectus is expected to be filed with certain Canadian securities regulators, including Ontario, in the coming weeks. The Plan of Distribution of the Canadian Prospectus will contain language setting forth that the June Securities issued in the June U.S. Private Placement have not been registered under the U.S. Securities Act or applicable state securities laws and that they may not be offered or sold in the United States or to or for the account or benefit of a U.S. Person unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration requirements is available.

July 2, 2014

            Please feel free to contact the undersigned at (416) 367-7388 if you require any additional information or have any questions.

Sincerely,

DORSEY & WHITNEY LLP

Per: /s/ Richard Raymer
            Richard Raymer
            Partner

Exhibit A

SUBSCRIPTION FOR UNITS

TO:	SPHERE 3D CORPORATION (the “Corporation”)

AND TO:	CORMARK SECURITIES INC., PARADIGM CAPITAL INC. AND JACOB SECURITIES INC. (collectively, the “Underwriters”)

AND TO:	THE U.S. AFFILIATES (as defined herein)

The undersigned (hereinafter referred to as the “Subscriber”) hereby irrevocably subscribes for and agrees to purchase from the Corporation the number of units of the Corporation (the “Units”) set forth below for the aggregate subscription price set forth below, representing a subscription price of Cdn.$3.35 per Unit, upon and subject to the terms and conditions set forth in this Subscription Agreement, including the attached “Terms and Conditions of Subscription”, the applicable schedules attached hereto and the “Term Sheet” attached hereto as Schedule A (the “Term Sheet”). Each Unit consists of one common share in the capital of the Corporation (a “Common Share”) and one-half of one Common Share purchase warrant (each whole Common Share purchase warrant, a “Warrant”). Each Warrant will entitle the holder thereof to acquire one additional Common Share (a “Warrant Share”) at a price of Cdn.$4.50 at any time prior to 5:00 p.m. (Toronto time) on the date (the “Expiry Date”) that is 24 months following the Closing Date (as defined herein). Commencing on the Closing Date, in the event that the Common Shares trade on the TSX Venture Exchange (the “TSXV”) (or other principal exchange or market where the Common Shares are listed or quoted for trading) at a trading price of $6.00 or more for a period of at least ten (10) consecutive trading days, the Corporation shall be entitled to accelerate the exercise period to a period ending not less than twenty (20) trading days from the date notice of such acceleration is provided to the holders of Warrants (the “Forced Conversion”). In addition to this face page, the Subscriber must also complete all applicable schedules attached hereto.

SUBSCRIPTION AND SUBSCRIBER INFORMATION

Please print all information (other than signatures), as applicable, in the space provided below.

Number of Units: ________________________________________x Cdn.$3.35
(Name of Subscriber)
=
Account Reference (if applicable): ____________________________
Aggregate Subscription Price: ________________________________________
By: _______________________________________________________

Please complete if purchasing as agent or trustee for a principal (beneficial purchaser)
(Official Capacity or Title – if the Subscriber is not an individual)	(a “Disclosed Principal”) and not purchasing as agent or trustee for accounts fully managed by it:

(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)

(Name of Disclosed Principal)

(Subscriber’s Residential Address, including Province/State and )
Postal/ZIP Code
(Disclosed Principal’s Residential Address including Province/State and Postal/ZIP Code)

(Telephone Number)

(E-mail Address)	(Disclosed Principal’s Telephone Number)

Account Registration Information:	Delivery Instructions as set forth below:

[ ] Same address as account registration, or
(Name)

(Account Reference, if applicable)	(Name)

(Address, including Postal Code)	(Account Reference, if applicable)

Number and kind of securities of the Corporation held, if any:
(Address including Province/State and Postal/ZIP Code)

(Contact Name)

ACCEPTANCE

The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

Dated as of the ____ day of November, 2013.

SPHERE 3D CORPORATION

by:
Authorized Signing Officer

SPHERE 3D CORPORATION

SUBSCRIPTION FOR UNITS

INSTRUCTIONS

PLEASE MAKE SURE THAT YOUR SUBSCRIPTION INCLUDES:

1.	all Subscribers: a completed and signed copy of the face page of this Subscription Agreement.

2.	all Subscribers: payment by certified cheque, money order, bank draft or other acceptable means in the amount of the Aggregate Subscription Price payable to one of the Underwriters.

3.	Subscribers resident in Canada: a completed and signed copy of the Subscriber Certificate attached hereto as Schedule B.

4.

Subscribers who are, or are subscribing for the account or benefit of, persons in the United States or U.S. Persons: a completed and signed copy of the United States Subscribers Representation Letter attached hereto as Schedule C.

5.	all Subscribers: a completed and signed copy of the TSXV Subscriber Information Sheet attached hereto as Schedule D, including a completed and signed copy of Appendix A thereto, if applicable.

PROCEDURE AND DELIVERY:

Subscription forms should be completed, signed and delivered with payment, by no later than 4:00 p.m. (Toronto time) on Tuesday, November 5, 2013 (or such other time, date or place as the Subscriber may be advised), to:

Cormark Securities Inc.
Royal Bank Plaza, South Tower
200 Bay Street, Suite 2800
Toronto, ON M5J 2J2

Attention:               Christine Dolap
Fax:                          416.943.6496
Email:                       cdolap@cormark.com

TERMS AND CONDITIONS OF SUBSCRIPTION

UNITS OF SPHERE 3D CORPORATION

The Subscriber understands that the Underwriters have agreed to purchase 1,250,000 Units from the Corporation for aggregate gross proceeds of $4,187,500 with the right to substitute purchasers to eligible investors (the “Offering”). Each Unit will consist of one Common Share and one-half of one Warrant. Upon the terms and subject to the conditions contained in the Warrant Indenture (as defined herein) or Warrant Certificate (as defined herein), as applicable, and subject to the Forced Conversion right, each Warrant will entitle the holder thereof to acquire one Warrant Share at a price of Cdn.$6.00 until 5:00 p.m. (Toronto time) on the Expiry Date. The Units, the Common Shares forming part of the Units, the Warrants and the Warrant Shares are collectively referred to as the “Securities”. All Units sold for the account or benefit of, a person in the United States or U.S. Persons, if any, in accordance with Rule 506(b) of Regulation D under the U.S. Securities Act shall be sold directly to such persons as substituted purchasers by the Corporation in accordance with Schedule C of this Subscription Agreement.

1.	Definitions. In this Subscription Agreement:

	(a)	“$” means Canadian dollars;

	(b)	“Aggregate Subscription Price” means the aggregate dollar amount of the subscription under this Subscription Agreement as set out on the face page hereof;

	(c)	“business day” means a day other than a Saturday, Sunday or any other day on which the principal chartered banks located in Toronto, Ontario are not open for business;

	(d)	“Canadian Offering Jurisdictions” means each of the provinces and territories of Canada;

(e)

“Canadian Securities Laws” means, as applicable, the securities laws and regulations in each of the Canadian Offering Jurisdictions, all written instruments, rules and orders having the force of law of the securities regulators or regulatory authorities in each of the Canadian Offering Jurisdictions and the rules of the TSXV;

	(f)	“Closing” has the meaning ascribed to such term in Section 4;

	(g)	“Closing Date” means November 12, 2013 or such other date as the Corporation and the Underwriters may agree;

	(h)	“Closing Time” means 10:00 a.m. (Toronto time) on the Closing Date or such other time as the Corporation and the Underwriters may agree;

	(i)	“Common Shares” means common shares in the capital of the Corporation;

	(j)	“Compensation Options” has the meaning ascribed to such term in Section 11;

	(k)	“control person” means a person, company or combination of persons or companies described in the provisions of securities legislation listed in Appendix A to National Instrument 45-102 –

Resale of Securities;

	(l)	“Corporation” means Sphere 3D Corporation, a corporation existing under the Business Corporations Act (Ontario) and includes any successor corporation;

	(m)	“Disclosed Principal” has the meaning ascribed to such term on the face page of this Subscription Agreement;

	(n)	“Expiry Date” has the meaning ascribed to such term on the face page of this Subscription Agreement;

(o)	“International Jurisdiction” has the meaning ascribed to such term in clause 8(p);

(p)	“Lead Underwriter” means Cormark Securities Inc.;

(q)	“NI 45-106” means National Instrument 45-106 – Prospectus and Registration Exemptions of the Canadian Securities Administrators;

(r)	“Notice” has the meaning ascribed to such term on the face page of this Subscription Agreement;

(s)	“Offering” has the meaning ascribed to it in the preamble to the “Terms and Conditions of Subscription”;

(t)	“PCMLTFA” has the meaning ascribed to such term in clause 8(bb);

(u)

“person” means any individual (whether acting as an executor, trustee, administrator, legal representative or otherwise), corporation, firm, partnership, sole proprietorship, syndicate, joint venture, trustee, trust, fund, unincorporated organization or association, a government or an agency or political subdivision thereof and every other form of legal or business entity of whatsoever nature or kind, and pronouns have a similar extended meaning;

(v)	“Regulation D” means Regulation D under the U.S. Securities Act;

(w)	“Regulation S” means Regulation S under the U.S. Securities Act;

(x)	“Securities” has the meaning ascribed to such term in the preamble to the “Terms and Conditions of Subscription”;

(y)	“Securities Laws” means, collectively, the Canadian Securities Laws and the U.S. Securities Laws;

(z)	“Subscriber” means the subscriber for Units as set out on the face page of this Subscription Agreement and includes, as applicable, the Disclosed Principal unless the context otherwise requires;

(aa)

“Subscription Agreement” means this subscription agreement (including any schedules hereto) and any instrument amending this Subscription Agreement; “hereof”, “hereto”, “hereunder”, “herein” and similar expressions mean and refer to this Subscription Agreement and not to a particular Section or clause; and the expression “Section” or “clause” followed by a number or letter means and refers to the specified Section or clause of this Subscription Agreement;

(bb)	“TSXV” means the TSX Venture Exchange;

(cc)	“TSXV Approval” means the conditional acceptance of the Offering by the TSXV;

(dd)	“Underwriting Agreement” means the underwriting agreement to be entered into between the Underwriters and the Corporation in respect of the Offering;

(ee)	“Underwriters” means, collectively, Cormark Securities Inc., Paradigm Securities Inc. and Jacob Securities Inc.;

(ff)	“United States” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

(gg)	“Units” has the meaning ascribed to such term on the face page of this Subscription Agreement;

(hh)	“U.S. Affiliate” means the U.S. registered broker-dealer affiliate of the Underwriters;

(ii)	“U.S. Accredited Investor” means an institutional “accredited investor” who satisfies one or more of the criteria of Rule 501(a)(1), (2), (3) or (7) of Regulation D under the U.S. Securities Act;

(jj)	“U.S. Person” means a “U.S. person” as defined in Rule 902(k) of Regulation S;

(kk)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

(ll)

“U.S. Securities Laws” means the U.S. Securities Act, the United States Exchange Act of 1934, as amended, and all rules and regulations promulgated thereunder and the applicable securities (“blue sky”) laws of the states of the United States;

(mm)	“Warrant Certificate” means the form of common share purchase warrant certificate to be issued by the Corporation to evidence the Warrants;

(nn)	“Warrant Indenture” means the indenture to be entered into between the Corporation and TMX Equity Transfer Services Inc., as trustee, governing the terms and conditions of the Warrants;

(oo)	“Warrant Shares” has the meaning ascribed to such term on the face page of this Subscription Agreement; and

(pp)	“Warrants” has the meaning ascribed to such term on the face page of this Subscription Agreement.

For greater certainty, the parties hereby acknowledge and agree that, if the Subscriber is acting as agent or trustee on behalf of a Disclosed Principal, the words “Subscriber”, “it” and “its”, whenever used in relation to representations, warranties, acknowledgements, covenants or indemnities (including in Sections 8 to 11) mean the Subscriber and, unless the context otherwise requires, the Disclosed Principal.

2.          Subscription. The Subscriber hereby confirms its irrevocable subscription for the Units from the Corporation, on and subject to the terms and conditions set out in this Subscription Agreement and in the Underwriting Agreement, for the Aggregate Subscription Price which is payable as described herein. The Subscriber acknowledges (on its own behalf and, if applicable, on behalf of each Disclosed Principal) that upon acceptance by the Corporation of this Subscription Agreement, this Subscription Agreement will constitute a binding obligation of the Subscriber (including, if applicable, each Disclosed Principal) subject to the terms and conditions contained herein.

3.          Partial Acceptance or Rejection of Subscription. The Corporation may, in its absolute discretion, accept or reject the Subscriber’s subscription for Units as set forth in this Subscription Agreement, in whole or in part, and the Corporation reserves the right to allot to the Subscriber less than the amount of Units subscribed for under this Subscription Agreement. The Subscriber acknowledges and agrees that the acceptance of this Subscription Agreement will be conditional upon, among other things, the sale of the Units to the Subscriber being exempt from any prospectus and offering memorandum requirements of applicable Securities Laws and the equivalent provisions of securities laws of any other applicable jurisdiction and, to the extent possible, the Subscriber agrees to furnish the Corporation with all information that is reasonably necessary to confirm same.

If this Subscription Agreement is rejected in whole, any certified cheque, money order, bank draft or other form of payment delivered by the Subscriber to the Corporation on account of the Aggregate Subscription Price for the Units subscribed for will be promptly returned to the Subscriber without any interest paid on such amount. If this Subscription Agreement is accepted only in part, payment representing the amount by which the payment delivered by the Subscriber to the Corporation exceeds the subscription price of the number of Units sold to the Subscriber pursuant to a partial acceptance of this Subscription Agreement will be promptly delivered to the Subscriber without any interest paid on such amount.

4.          Closing. Delivery of the certificates representing the Common Shares forming part of the Units and Warrant Certificates and payment of the Aggregate Subscription Price will be completed concurrently (the “Closing”) at the offices of counsel to the Corporation at the Closing Time on the Closing Date or at such other time and place as the Corporation and the Underwriters may agree. If, prior to the Closing Time, the terms and conditions contained in this Subscription Agreement and the Underwriting Agreement have been complied with to the satisfaction of the Underwriters, acting reasonably, or waived by the Underwriters, the Underwriters shall deliver to the Corporation all completed Subscription Agreements, including this Subscription Agreement, and payment of the Aggregate Subscription Price for all of the Units sold pursuant to the Underwriting Agreement against delivery by the Corporation of certificates representing the Common Shares forming part of the Units and the Warrant Certificates and such other documentation as may be required pursuant to this Subscription Agreement and the Underwriting Agreement.

5.          Conditions of Closing. The obligations of the parties hereunder are subject to all required regulatory approvals being obtained. This Offering is conditional upon, among other things, the Corporation obtaining TSXV Approval.

The Subscriber acknowledges and agrees that the obligations of the Corporation hereunder are conditional on the accuracy of the representations and warranties of the Subscriber contained in this Subscription Agreement as of the date of this Subscription Agreement, and as of the Closing Time as if made at and as of the Closing Time, and the fulfillment of the following additional conditions as soon as possible and in any event not later than the Closing Time:

(a)	the Corporation having accepted this Subscription Agreement;

(b)	payment by the Subscriber of the Aggregate Subscription Price by certified cheque, money order, bank draft or other acceptable means in Canadian dollars payable to one of the Underwriters;

(c)	the Subscriber having properly completed, signed and delivered this Subscription Agreement and all applicable schedules (with payment) to:

Cormark Securities Inc.
Royal Bank Plaza, South Tower
200 Bay Street, Suite 2800
Toronto, ON M5J 2J2

Attention:               Christine Dolap
Fax:                          416.943.6496
Email:                       cdolap@cormark.com

(d)	if the Subscriber is resident in Canada, the Subscriber having properly completed, signed and delivered Schedule B;

(e)	if the Subscriber is, or is subscribing for the account or benefit of, a person in the United States or a U.S. Person, the Subscriber having properly completed, signed and delivered Schedule C;

(f)	the Subscriber having properly completed, signed and delivered Schedule D, including a completed and signed copy of Appendix A thereto, if applicable; and

(g)	the conditions of closing contained in the Underwriting Agreement having been satisfied or waived by the relevant party.

6.          Authorization of the Underwriters. The Subscriber irrevocably authorizes the Lead Underwriter, in its discretion, to act as the Subscriber’s representative at the Closing, and hereby appoints the Lead Underwriter, with full power of substitution, as its true and lawful attorney with full power and authority in the Subscriber’s place and stead:

(a)

to receive certificates representing the Common Shares forming part of the Units and the Warrant Certificates, to execute on behalf of the Subscriber all closing receipts and required documents, to complete and correct any errors or omissions in any form or document provided by the Subscriber in connection with the subscription for the Units hereunder, to approve any opinion, certificate or other document addressed to the Subscriber and to exercise any rights of termination contained in the Underwriting Agreement;

(b)

to extend such time periods and to waive, in whole or in part, any representations, warranties, covenants or conditions for the benefit of the Subscriber contained in this Subscription Agreement and in the Underwriting Agreement (or any ancillary or related document) that, in the opinion of the Lead Underwriter, is not prejudicial to the interests of the Subscriber;

(c)

to terminate or not deliver this Subscription Agreement if any condition precedent is not satisfied, in such manner and on such terms and conditions as the Lead Underwriter in its sole discretion may determine; and

(d)	without limiting the generality of the foregoing, to negotiate, settle, execute, deliver and amend, as the case may be, the Underwriting Agreement.

The Subscriber agrees that this power of attorney is irrevocable, is coupled with an interest and has been given for valuable consideration, the receipt and adequacy of which are acknowledged. This power of attorney and other rights and privileges granted under this section will survive any legal or mental incapacity, dissolution, bankruptcy or death of the Subscriber (including any Disclosed Principal). This power of attorney extends to the heirs, executors, administrators, other legal representatives and successors, transferees and assigns of the Subscriber (including any Disclosed Principal). Any person dealing with the Underwriters may conclusively presume and rely upon the fact that any document, instrument or agreement executed by the Underwriters pursuant to this power of attorney is authorized and binding on the Subscriber (including any Disclosed Principal), without further inquiry. The Subscriber (including any Disclosed Principal) agrees to be bound by any representations or actions made or taken by the Underwriters pursuant to this power of attorney, and waives any and all defences that may be available to contest, negate or disaffirm any action of the Underwriters taken in good faith under this power of attorney.

7.          Representations, Warranties and Covenants of the Corporation. By execution of this Subscription Agreement, the Corporation hereby agrees with the Subscriber that the Subscriber shall have the benefit of the representations, warranties and covenants made by the Corporation to the Underwriters as set forth in the Underwriting Agreement, except as amended or waived by the Underwriters, as though the Subscriber were a party thereto. Such representations, warranties and covenants shall form an integral part of this Subscription Agreement and shall survive the closing of the purchase and sale of the Units and shall continue in full force and effect for the benefit of the Subscriber in accordance with the Underwriting Agreement.

8.          Representations, Warranties, Covenants and Acknowledgements of the Subscriber. By executing this Subscription Agreement, the Subscriber (on its own behalf and, including if applicable, on behalf of each Disclosed Principal) represents, warrants, covenants and acknowledges to and with the Corporation, the Underwriters and the U.S. Affiliates (and acknowledges and agrees that the Corporation, the Underwriters, the U.S. Affiliates and their respective legal counsel are relying thereon) that:

Authorization and Effectiveness

(a)

if the Subscriber is an individual, the Subscriber is of the full age of majority in the jurisdiction in which this Subscription Agreement is executed and is legally competent to execute, deliver and be bound by this Subscription Agreement, to perform all of its obligations hereunder and to undertake all actions required of the Subscriber hereunder;

(b)

if the Subscriber is not an individual, the Subscriber has the requisite power, authority, legal capacity and competence to execute, deliver and be bound by this Subscription Agreement, to perform all of its obligations hereunder and to undertake all actions required of the Subscriber hereunder, all necessary approvals of its directors, partners, shareholders, trustees or otherwise with respect to such matters have been given or obtained and the individual signing this Subscription Agreement has been duly authorized;

(c)	if the Subscriber is a body corporate, the Subscriber is incorporated and validly subsisting under the laws of its jurisdiction of incorporation;

(d)

if the Subscriber is acting as principal, this Subscription Agreement has been duly and validly authorized, executed and delivered by the Subscriber and, when accepted by the Corporation, will constitute a legal, valid and binding obligation enforceable against the Subscriber in accordance with the terms hereof (subject to bankruptcy, insolvency and other laws limiting the enforceability of creditors’ rights and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction);

(e)

if the Subscriber is acting as agent or trustee (including, for greater certainty, a portfolio manager or comparable adviser) for a principal, the Subscriber is duly authorized to execute and deliver this Subscription Agreement and all other necessary documents in connection with such subscription on behalf of such principal, each of whom is subscribing as principal for its own account and not for the benefit of any other person, and this Subscription Agreement has been duly and validly authorized, executed and delivered by or on behalf of, and, when accepted by the Corporation, will constitute a legal, valid and binding obligation enforceable in accordance with the terms hereof (subject to bankruptcy, insolvency and other laws limiting the enforceability of creditors’ rights and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction) against, such principal;

(f)

the execution and delivery of this Subscription Agreement, the performance and compliance with the terms hereof, the subscription for the Units and the completion of the transactions contemplated hereby will not result in any material breach of, or be in conflict with or constitute a material default under, or create a state of facts which, after notice or lapse of time, or both, would constitute a material default under any term or provision of the constating documents, by-laws or resolutions of the Subscriber or a Disclosed Principal (if not an individual), the Securities Laws or any other applicable law, any agreement to which the Subscriber or a Disclosed Principal is a party or any applicable regulation, judgment, decree, order or ruling;

(g)

the Subscriber is not a person created or used solely to purchase or hold securities in order to comply with or rely upon an exemption from the prospectus requirements of applicable Securities Laws and except as disclosed in writing to the Corporation, the Subscriber does not act jointly or in concert with any other person or company for the purposes of acquiring securities of the Corporation;

Disclosure if Purchasing as Underwriters or Trustee

(h)

if the Subscriber is not subscribing as principal, the Subscriber acknowledges that the Corporation and/or the Underwriters may be required by law to disclose to applicable securities regulatory authorities or stock exchanges information concerning the identities of each beneficial purchaser for whom the Subscriber is acting hereunder;

Residence

(i)

the Subscriber and, if applicable, each Disclosed Principal are resident, or if not an individual, has a head office, in the jurisdiction indicated on the face page of this Subscription Agreement as the “Subscriber’s Residential Address” and the “Disclosed Principal’s Residential Address”, respectively, such address was not created and is not used solely for the purpose of acquiring Units. The purchase by and sale to the Subscriber of the Units, and any act, solicitation, conduct or negotiation directly or indirectly in furtherance of such purchase or sale (whether with or with respect to the Subscriber or any Disclosed Principal) has occurred only in such jurisdiction;

Canadian Subscribers

(j)

if the Subscriber is resident in Canada, the Subscriber (or if applicable, the Disclosed Principal) is eligible to purchase the Units pursuant to an exemption from the prospectus requirements of the Canadian Securities Laws, and the Subscriber has completed, executed and delivered to the Corporation a Subscriber Certificate in the form attached hereto as Schedule B indicating that the Subscriber (or if applicable, the Disclosed Principal) fits within one of the prospectus exemption categories under applicable Canadian Securities Laws as set forth therein, and confirms the truth and accuracy of all representations, warranties and covenants made in such certificate as of the date of this Subscription Agreement and as of the Closing Time;

(k)	the Subscriber (or if applicable, the Disclosed Principal) acknowledges that:

	(i)	no securities commission or similar regulatory authority has reviewed or passed on the merits of the Securities;

	(ii)	there is no government or other insurance covering the Securities;

	(iii)	there are risks associated with the purchase of the Securities;

(iv)

there are restrictions on the Subscriber’s ability to resell the Securities and it is the responsibility of the Subscriber to find out what those restrictions are and to comply with them before selling the Securities; and

(v)

the Corporation has advised the Subscriber that the Corporation is relying on an exemption from the requirements to provide the Subscriber with a prospectus and to sell securities through a person registered to sell securities under the Canadian Securities Laws and, as a consequence of acquiring Securities pursuant to this exemption, certain protections, rights and remedies provided by the Canadian Securities Laws, including statutory rights of rescission or damages, will not be available to the Subscriber;

U.S. Subscribers

(l)

if the Subscriber is, or is subscribing for the account or benefit of, a person in the United States or a U.S. Person, the Subscriber (or any beneficial purchaser) is aware that the Securities have not been and will not be registered under the U.S. Securities Act or the securities laws of any state and the Units may not be offered or sold, directly or indirectly, in the United States without registration under the U.S. Securities Act or compliance with requirements of an exemption from registration and it acknowledges that the Corporation has no present intention of filing a registration statement under the U.S. Securities Act in respect of the Securities;

(m)	if the Subscriber is, or is subscribing for the account or benefit of, a person in the United States or a U.S. Person, the Subscriber agrees to the additional terms included in Schedule C hereto;

(n)

if the Subscriber is, or is subscribing for the account or benefit of, a person in the United States or a U.S. Person, the Subscriber (and, if applicable, such beneficial purchaser) is a U.S. Accredited Investor purchasing the Units directly from the Corporation and the Subscriber has completed Schedule C hereto and identified in Schedule C the appropriate category of U.S. Accredited Investor that correctly and in all respects describes the Subscriber (and, if applicable, such beneficial purchaser);

Non-U.S. Subscribers

(o)

unless the Subscriber is, or is subscribing for the account or benefit of, a person in the United States or a U.S. Person and the Subscriber has completed and delivered Schedule C hereto (in which case the Subscriber makes the representations, warranties and covenants therein), the Subscriber acknowledges and agrees that:

(i)

the Units have not been offered to the Subscriber or any beneficial purchaser for whom it is acting while the Subscriber or such beneficial person, if applicable, was in the United States, and the individuals making the order to purchase the Units and executing and delivering this Subscription Agreement for the account or benefit of the Subscriber or such beneficial purchaser were not in the United States when the order was placed or when this Subscription Agreement was executed and delivered;

(ii)	the Subscriber is not in the United States or a U.S. Person and is not purchasing the Units for the account or benefit of a person in the United States or a U.S. Person;

(iii)

the Subscriber is not purchasing the Units as the result of any directed selling efforts (as defined in Rule 902(c) of Regulation S under the U.S. Securities Act and, including, but not limited to, any press releases made by the Corporation relating to the proposed Offering of the Units or any report, notification or summary of the same) made in the United States by the Corporation, a distributor, any of their respective affiliates, or any person acting on behalf of any of the foregoing;

(iv)	the current structure of this transaction and all transactions and activities contemplated hereunder is not a scheme to avoid the registration requirements of the U.S. Securities Act; and

(v)

the Subscriber or any beneficial purchaser for whom it is acting, if applicable, has no intention to distribute either directly or indirectly any of the Units in the United States, except in compliance with the U.S. Securities Act and any applicable state securities laws;

International Subscribers

(p)

if the Subscriber (or any Disclosed Principal) is resident in or otherwise subject to the securities laws of any jurisdiction outside of Canada and the United States (the “International Jurisdiction”), then:

	(i)	the Subscriber is not subject to Canadian Securities Laws;

	(ii)	the Subscriber is knowledgeable of, or has been independently advised as to, the applicable securities laws of the International Jurisdiction which would apply to this subscription, if there are any;

(iii)

the Corporation is offering and selling the Units and the Subscriber is purchasing the Units pursuant to exemptions from the prospectus and registration requirements under the applicable securities laws of the International Jurisdiction or, if such is not applicable, the Corporation is permitted to offer and sell the Units and the Subscriber is permitted to purchase the Units under the applicable securities laws of such International Jurisdiction without the need to rely on exemptions;

(iv)

the applicable securities laws of the International Jurisdiction do not require the Corporation to prepare and/or file any documents or be subject to ongoing reporting requirements or seek any approvals of any kind whatsoever in respect of the offer and sale of the Units to the Subscriber from any regulatory authority of any kind whatsoever in the International Jurisdiction; and

(v)

the Subscriber will, if requested by the Corporation, deliver to the Corporation a certificate or opinion of local counsel from the International Jurisdiction which will confirm the matters referred to in subparagraphs (iii) and (iv) above to the satisfaction of the Corporation, acting reasonably;

No Prospectus or Undisclosed Information

(q)

the Subscriber understands that the sale of the Units is conditional upon such sale being exempt from the requirements to file and obtain a receipt for a prospectus or registration statement or to deliver an offering memorandum, and no prospectus or registration statement has been filed by the Corporation with any securities commission or similar regulatory authority in any jurisdiction in connection with the issuance of the Units. As a result of acquiring the Units pursuant to such exemptions:

(i)

the Subscriber may be restricted from using some of the protections, rights and remedies otherwise available under Canadian Securities Laws, including statutory rights of rescission or damages in the event of a misrepresentation;

	(ii)	the Subscriber may not receive information that would otherwise be required to be provided to it under Canadian Securities Laws; and

	(iii)	the Corporation is relieved from certain obligations that would otherwise apply under Canadian Securities Laws;

(r)

the Subscriber has not received or been provided with a prospectus, registration statement or offering memorandum, within the meaning of Securities Laws, or any sales or advertising literature in connection with the Offering. The Subscriber’s decision to subscribe for the Units was not based upon, and the Subscriber has not relied upon, any verbal or written representations as to fact made by or on behalf of the Corporation or the Underwriters and their respective directors, officers, employees, agents and representatives. The Subscriber’s decision to subscribe for the Units was based solely upon this Subscription Agreement, including the Term Sheet attached hereto as Schedule A, and information about the Corporation which is publicly available (any such information having been obtained by the Subscriber without independent investigation or verification by the Underwriters);

(s)

the Underwriters, its counsel, Heenan Blaikie LLP, and counsel to the Corporation, Meretsky Law Firm, and their respective directors, officers, employees, agents and representatives assume no responsibility or liability of any nature whatsoever for the accuracy or adequacy of any such publicly available information concerning the Corporation or as to whether all information concerning the Corporation that is required to be disclosed or filed by the Corporation under the Securities Laws has been so disclosed or filed;

(t)

except for the Subscriber’s knowledge regarding its subscription for Units hereunder, the Subscriber has no knowledge of a “material fact” or a “material change” (as those terms are defined in applicable Canadian Securities Laws) in the affairs of the Corporation that has not been generally disclosed;

Investment Suitability

(u)	the Subscriber confirms that the Subscriber and, if applicable, each Disclosed Principal:

	(i)	has such knowledge in financial and business affairs as to be capable of evaluating the merits and risks of its investment in the Securities;

(ii)

is capable of assessing the proposed investment in the Securities as a result of the Subscriber’s own experience or as a result of advice received from a person registered under applicable Canadian Securities Laws;

(iii)	is aware of the characteristics of the Securities and the risks relating to an investment therein; and

(iv)	is able to bear the economic risk of loss of its investment in the Securities;

(v)

the Subscriber understands that no securities commission, stock exchange, governmental agency, regulatory body or similar authority has made any finding or determination or expressed any opinion with respect to the merits of investing in the Units nor is there any government or other insurance covering the Units;

No Representations

(w)

the Subscriber confirms that neither the Corporation nor the Underwriters nor any of their respective directors, employees, officers, representatives, agents or affiliates have made any representations (written or oral) to the Subscriber:

	(i)	regarding the future value of the Securities;

	(ii)	that any person will resell or repurchase the Securities; or

	(iii)	that any person will refund the purchase price of the Securities other than as provided in this Subscription Agreement;

Limitations on Resale

(x)

the Subscriber and, if applicable, each Disclosed Principal, understands that it may not be able to resell the Securities except in accordance with limited exemptions available under applicable Securities Laws, and that the Subscriber is solely responsible for (and neither the Corporation nor the Underwriters are in any way responsible for) the Subscriber’s and, if applicable, each Disclosed Principal’s compliance with applicable resale restrictions. The Subscriber will comply with all applicable Securities Laws concerning the subscription, purchase, holding and resale of the Securities and will not resell any of the Securities except in accordance with the provisions of applicable Securities Laws;

Legends

(y)	the certificates representing the Common Shares forming part of the Units and the Warrant Certificates will bear a legend substantially in the following form:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE <insert date that is four (4) months and one (1) day after Closing Date>.” and may also bear a legend substantially in the following form: “WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY OR UNDERLYING THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL <insert date that is four (4) months and one (1) day after Closing Date>.”

In addition to the foregoing legends, the certificates representing the Common Shares forming part of the Units and the Warrant Certificates issued to Subscribers who are, or are subscribing for the account or benefit of, persons in the United States or U.S. Persons, will also bear the legends described in Schedule C of this Subscription Agreement.

Restrictions on Warrant Exercise in the United States

(z)

the Subscriber understands that the Warrants may not be exercised in the United States or by or on behalf of a U.S. Person unless an exemption is available from the registration requirements of the U. S. Securities Act and all applicable state securities laws and the holder has delivered to the Corporation a written opinion of counsel reasonably satisfactory to the Corporation to such effect; provided, however, that an original Subscriber in the Offering that is in the United States or a U.S. Person will not be required to deliver an opinion of counsel in connection with the exercise of Warrants purchased in the Offering by such original Subscriber that is in the United States or a U. S. Person, on its own behalf or on behalf of the original beneficial purchaser (if any), at a time when it and such beneficial purchaser (if any) are U.S. Accredited Investors;

No Purchase or Offer in the United States

(aa)

unless the Subscriber is, or is subscribing for the account or benefit of, a person in the United States or a U.S. Person and has duly completed and executed Schedule C hereto, neither the Subscriber nor any person for whom it is acting will offer, sell or otherwise dispose of the Securities in the United States or to, or for the benefit or account of, a person in the United States or a U.S. Person, or exercise the Warrants in the United States, unless the Corporation has consented to such offer, sale, disposition or exercise and such offer, sale, disposition or exercise is made in accordance with an exemption from the registration requirements under the U.S. Securities Act and the securities laws of all applicable states of the United States or the Corporation has filed, and the U.S. Securities and Exchange Commission has declared effective, a registration statement in respect of such Securities;

Not Proceeds of Crime

(bb)

the funds representing the Aggregate Subscription Price which will be advanced by the Subscriber hereunder will not represent proceeds of crime for the purposes of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), as may be amended from time to time (the “PCMLTFA”) and the Subscriber acknowledges that the Corporation may in the future be required by law to disclose the Subscriber’s name and other information relating to this Subscription Agreement and the Subscriber’s subscription hereunder, on a confidential basis, pursuant to the PCMLTFA. To the best of its knowledge: (i) none of the subscription funds to be provided by the Subscriber: (A) have been or will be derived from or related to any activity that is deemed criminal under the law of Canada, the United States, or any other jurisdiction; or (B) are being tendered on behalf of a person or entity who has not been identified to the Subscriber; and (ii) it shall promptly notify the Corporation if the Subscriber (including any Disclosed Principal) discovers that any of such representations cease to be true, and to provide the Corporation with appropriate information in connection therewith;

Personal Information

(cc)

the Subscriber, on its own behalf and, if applicable, on behalf of each beneficial purchaser for whom the Subscriber is contracting hereunder, acknowledges and consents to the fact that the TSXV, its affiliates, authorized agents, subsidiaries and divisions collect personal information in certain information forms which are submitted to the TSXV, including the forms attached hereto as Schedule B and D, and use such information for the following purposes:

(i)

(A) to conduct background checks, (B) to verify the personal information that has been provided about each individual, (C) to consider the suitability of the individual to act as an insider of an issuer, (D) to provide disclosure to market participants as to the security holdings of directors, officers, other insiders and promoters of the issuer, or its associates or affiliates, (E) to conduct enforcement proceedings, and (F) to perform other investigations as required by and to ensure compliance with all applicable rules, policies, rulings and regulations of the TSXV, securities legislation and other legal and regulatory requirements governing the conduct and protection of the public markets in Canada;

(ii)

as part of the above-mentioned process, the TSXV also collects additional personal information from other sources, including but not limited to, securities regulatory authorities in Canada or elsewhere, investigative, law enforcement or self-regulatory organizations, regulations services providers and each of their subsidiaries, affiliates, regulators and authorized agents, to ensure that the purposes set out above can be accomplished; and

(iii)	the personal information the TSXV collects may also be disclosed:

(A)	to the agencies and organizations in the preceding paragraph, or as otherwise permitted or required by law, and they may use it in their own investigations for the purposes described above; and

(B)	on the website of the TSXV or through printed materials published by or pursuant to the directions of the TSXV.

No Financial Assistance

(dd)	the Subscriber has not received and does not expect to receive any financial assistance from the Corporation directly or indirectly, in respect of the Subscriber’s purchase of the Units;

Future Financings

(ee)

the Subscriber acknowledges that the Corporation may complete additional financings in the future to develop the proposed business of the Corporation and to fund its ongoing development. There is no assurance that such financings will be available and if available, will be on reasonable terms. Any such future financings may have a dilutive effect on current shareholders, including the Subscriber;

No Advertising

(ff)

the Subscriber has not become aware of any advertisement in printed media of general and regular paid circulation or on radio, television or other form of telecommunication or any other form of advertisement (including electronic display or the Internet including but not limited to the Corporation’s website) or sales literature with respect to the distribution of the Units or any seminar or meeting whose attendees have been invited by general solicitation or general advertising;

No Other Fees

(gg)

other than the Underwriters, the Subscriber confirms that there is no person acting or purporting to act on behalf of the Subscriber (including any Disclosed Principal), if applicable, in connection with the transactions contemplated herein who is entitled to any brokerage or finder’s fee. If any other person establishes a claim that any fee or other compensation is payable in connection with this subscription for the Units on account of the Subscriber’s subscription, the Subscriber covenants to indemnify and hold harmless the Corporation and the Underwriters with respect thereto and with respect to all costs reasonably incurred in the defence thereof;

Other Documents

(hh)

if required by Securities Laws or by any securities commission, stock exchange or other regulatory authority, the Subscriber and, if applicable, each Disclosed Principal will execute, deliver, file and otherwise assist the Corporation and/or the Underwriters in filing, such reports, undertakings and other documents with respect to the subscription for and issuance of the Securities;

Subscriber’s Responsibility for Legal and Financial Advice

(ii)

the Subscriber confirms that it and, if applicable, each Disclosed Principal is responsible for obtaining its own legal, tax, investment and other professional advice with respect to the execution, delivery and performance by it of this Subscription Agreement and the transactions contemplated hereunder including the suitability of the Securities as an investment for the Subscriber and, if applicable, each Disclosed Principal, the tax consequences of purchasing and dealing with the Securities, and the resale restrictions and “hold periods” to which the Securities are or may be subject under Securities Laws. The Subscriber has not relied upon any statements made by or purporting to have been made on behalf of the Corporation, the Underwriters or their respective counsel with respect to such matters;

(jj)

the Subscriber acknowledges that the Corporation’s counsel is acting solely as counsel to the Corporation and the Underwriters’ counsel is acting solely as counsel to the Underwriters and, in each case, not as counsel to the Subscriber or, if applicable, to any Disclosed Principal;

Registration

(kk)

neither the Subscriber nor any Disclosed Purchaser is engaged in the business of trading in securities or exchange contracts as a principal or agent and does not hold himself, herself or itself out as engaging in the business of trading in securities or exchange contracts as a principal or agent, or is otherwise exempt from any requirements to be registered as a dealer under National Instrument 31-103 – Registration Requirements and Exemptions; and

Not a Control Person

(ll)

neither the Subscriber nor, if applicable, any Disclosed Principal will become a control person of the Corporation by virtue of its subscription for Units hereunder and neither the Subscriber nor, if applicable, any Disclosed Principal intends to act in concert with any other person or persons to form a control group of the Corporation.

9.          Reliance on Representations, Warranties, Covenants and Acknowledgements. The Subscriber acknowledges and agrees that the representations, warranties, covenants and acknowledgements made by the Subscriber in this Subscription Agreement, including the schedules hereto, are made with the intention that they may be relied upon by the Corporation, the Underwriters, the U.S. Affiliate and their respective counsel in determining the Subscriber’s eligibility (and, if applicable, the eligibility of others for whom the Subscriber is contracting hereunder) to purchase the Units under the Securities Laws. The Subscriber further agrees that by accepting the Units, the Subscriber shall be representing and warranting that such representations, warranties, acknowledgements and covenants are true as at the Closing Time with the same force and effect for the benefit of the Corporation, the Underwriters and the U.S. Affiliate as if they had been made by the Subscriber at the Closing Time and that they shall survive the purchase by the Subscriber of the Units and shall continue in full force and effect for the benefit of the Corporation, the Underwriters and the U.S. Affiliate notwithstanding any subsequent disposition by the Subscriber of any of the Securities.

10.        Indemnity. The Subscriber acknowledges that the Corporation, the Underwriters, the U.S. Affiliate and their respective counsel are relying upon the representations, warranties, acknowledgements and covenants of the Subscriber set forth herein (including the schedules attached hereto) in determining the eligibility (from a securities law perspective) of the Subscriber (or, if applicable, the eligibility of another on whose behalf the Subscriber is contracting hereunder to subscribe for Units) to purchase Units under the Offering, and hereby agrees to indemnify the Corporation, the Underwriters, the U.S. Affiliate and their respective directors, officers, employees, advisers, affiliates, shareholders, representatives and agents (including their respective legal counsel) against all losses, claims, costs, expenses, damages or liabilities that they may suffer or incur as a result of or in connection with their reliance on such representations, warranties, acknowledgements and covenants. The Subscriber undertakes to immediately notify the Corporation, the Underwriters and the U.S. Affiliate of any change in any statement or other information relating to the Subscriber set forth herein that occurs prior to the Closing Time. To the extent that any person entitled to be indemnified hereunder is not a party to this Subscription Agreement, the Corporation, the Underwriters and the U.S. Affiliate, as the case may be, shall obtain and hold the rights and benefits of this Subscription Agreement in trust for, and on behalf of, such person, and such person shall be entitled to enforce the provisions of this section notwithstanding that such person is not a party to this Subscription Agreement.

11.        Underwriters’ Commissions. The Subscriber understands that in connection with the issue and sale of the Units pursuant to the Offering, the Underwriters will receive from the Corporation a commission equal to 6.0% of the gross proceeds received by the Corporation from the Offering. As additional compensation, the Corporation will issue to the Underwriters compensation options to purchase that number of Units of the Corporation equal to 8.0% of the total number of Units sold under the Offering at an exercise price of Cdn.$3.35 exercisable for a period of 24 months from the Closing Date.

No other fee or commission is payable by the Corporation in connection with the completion of the Offering. However, the Corporation will pay certain fees and expenses of the Underwriters in connection with the Offering as set out in the Underwriting Agreement.

12.        Subscriber’s Costs. The Subscriber acknowledges and agrees that all costs incurred by the Subscriber (including any fees and disbursements of any counsel retained by the Subscriber) relating to the sale of the Units to the Subscriber shall be borne by the Subscriber.

13.        Notices. Any notice, direction or other instrument required or permitted to be given to any party hereto shall be in writing and shall be sufficiently given if delivered personally or by courier or transmitted by facsimile or other form of electronic communication during the transmission of which no indication of failure of receipt is communicated to the sender and for which evidence of delivery is obtained, as follows:

(a)	in the case of the Corporation, to:

Sphere 3D Corporation
240 Matheson Blvd. East
Mississauga, ON L4Z 1X

Attention:               Scott Worthington, CFO
Facsimile:                (905) 282-9966
Email:                       Scott.Worthington@Sphere3D.com

(b)	in the case of the Subscriber, at the address and facsimile number specified on the face page hereof, with a copy to:

Cormark Securities Inc.
Royal Bank Plaza, South Tower
200 Bay Street, Suite 2800
Toronto, ON M5J 2J2
Attention:               Jeff Kennedy
Fax:                          416.943.6499
Email:                       jkennedy@cormark.com

or to such other address, facsimile number, email address or person that the party designates by notice given in accordance with the foregoing provisions. Any such notice: (i) if delivered personally or by courier, shall be deemed to have been given and received on the date of such delivery provided that if such day is not a business day then it shall be deemed to have been given and received on the first business day following such day; and (ii) if transmitted by facsimile or other form of electronic communication, shall be deemed to have been given on the date of transmission if sent before 5:00 p.m. on a business day or, if not before 5:00 p.m., on the first business day following the date of transmission provided that the sender has evidence of a successful transmission such as a fax confirmation or electronic delivery receipt.

14.        Interpretation. The headings used in this Subscription Agreement have been inserted for convenience of reference only and shall not affect the meaning or interpretation of this Subscription Agreement or any provision hereof. Words importing the singular number only shall include the plural and vice versa. In this Subscription Agreement, unless otherwise indicated, all references to money amounts are to Canadian dollars.

15.        No Partnership. Nothing herein shall constitute or be construed to constitute a partnership of any kind whatsoever between the Subscriber and the Corporation.

16.        Governing Law. The contract arising out of acceptance of this Subscription Agreement by the Corporation shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. The parties irrevocably attorn to the jurisdiction of the courts of the Province of Ontario.

17.        Time of Essence. Time shall be of the essence of this Subscription Agreement.

18.        Entire Agreement. This Subscription Agreement represents the entire agreement of the parties hereto relating to the subject matter hereof, and there are no representations, covenants or other agreements relating to the subject matter hereof except as stated or referred to herein.

19.        Electronic Copies. The Corporation shall be entitled to rely on delivery of a facsimile or portable document format (“pdf”) copy of executed subscriptions, and acceptance by the Corporation of such facsimile or pdf subscriptions shall be legally effective to create a valid and binding agreement between the Subscriber and the Corporation in accordance with the terms hereof.

20.        Counterpart. This Subscription Agreement may be executed in one or more counterparts each of which so executed shall constitute an original and all of which together shall constitute one and the same agreement. Delivery of counterparts may be effected by facsimile or pdf transmission thereof.

21.        Severability. The invalidity, illegality or unenforceability of any provision of this Subscription Agreement shall not affect the validity, legality or enforceability of any other provision hereof.

22.        Enurement. This Subscription Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors (including any successor by reason of the amalgamation or merger of any party) and permitted assigns.

23.        Assignment. Neither party may assign all or part of its interest in or to this Subscription Agreement without the consent of the other party in writing.

24.        Amendment. Except as otherwise provided herein, this Subscription Agreement may only be amended by the parties hereto in writing.

25.        Further Assurances. Each party hereto from time to time at the request of the other party hereto, whether before or after Closing Time, shall do such further acts and execute and deliver such further instruments, deeds and documents as shall be reasonably required in order to fully perform and carry out the provisions of this Subscription Agreement. The parties hereto agree to act honestly and in good faith in the performance of their respective obligations hereunder.

26.        Language. The Subscriber acknowledges that it has consented to and requested that all documents evidencing or relating in any way to the sale of the Units be drawn up in the English language only. Le souscripteur reconnaît par les présentes avoir consenti et exigé que tous les documents faisant foi ou se rapportant de quelque manière à la vente des bons de unités soient rédigés en anglais seulement.

COLLECTION OF PERSONAL INFORMATION

This Subscription Agreement and the schedules hereto require the Subscriber to provide certain personal information (respecting the Subscriber and, if applicable, the beneficial purchaser for whom the Subscriber is contracting) to the Corporation and the Underwriters. (Personal information includes “personal information” as that term is defined under applicable privacy legislation, including without limitation, the Personal Information Protection and Electronic Documents Act (Canada) and any other applicable similar replacement or supplemental provincial or federal legislation or laws and the policies of the TSXV in effect from time to time). Such information is being collected for the purposes of completing the Offering, which includes, without limitation, determining the eligibility of the Subscriber or, if applicable, the beneficial purchaser for whom the Subscriber is contracting, to purchase the Securities under applicable securities laws, preparing and registering certificates representing the Securities to be issued hereunder and completing filings required under applicable Securities Laws or by any stock exchange, the Investment Industry Regulatory Organization of Canada and/or securities regulatory authorities.

In addition, such personal information may be used or disclosed by the Corporation for the purpose of administering the Corporation’s relationship with the Subscriber or, if applicable, the beneficial purchaser for whom the Subscriber is contracting. For example, such personal information may be used by the Corporation to communicate with the Subscriber or, if applicable, the beneficial purchaser for whom the Subscriber is contracting (such as by providing annual or quarterly reports), to prepare tax filings and forms or to comply with its obligations under taxation, securities and other laws (such as maintaining a list of holders of shares).

In connection with the foregoing, the personal information of the Subscriber or, if applicable, the beneficial purchaser for whom the Subscriber is contracting, may be disclosed by the Corporation or the Underwriters to: (i) any stock exchanges or securities regulatory or taxation authorities; (ii) the Corporation’s registrar and transfer agent (if applicable); and (iii) any of the other parties involved in the Offering, including legal counsel, and may be included in record books prepared in respect of the Offering.

By executing this Subscription Agreement, the Subscriber (on its own behalf and, if applicable, on behalf of the beneficial purchaser for whom the Subscriber is contracting) hereby consents to the collection, use and disclosure of such personal information. The Subscriber (on its own behalf and, if applicable, on behalf of the beneficial purchaser for whom the Subscriber is contracting) also consents to the filing of copies or originals of any of the documents provided to the Corporation or the Underwriters by or on behalf of the Subscriber with any securities regulatory authority in relation to the transactions contemplated by this Subscription.

The Subscriber acknowledges that the Subscriber’s personal information and the personal information of any Disclosed Principal may be delivered to the Ontario Securities Commission and is thereby being collected indirectly by the Ontario Securities Commission under the authority granted to it in securities legislation for the purposes of administration and enforcement of the securities legislation of Ontario. The public official in Ontario who can answer questions about the Ontario Securities Commission’s indirect collection of personal information is: Administrative Support Clerk to the Director of Corporate Finance, Suite 1903, Box 5520, Queen Street West, Toronto, Ontario, M5H 3S8, Telephone (416) 593-3684.

SCHEDULE A
TERM SHEET – SPHERE 3D CORPORATION

Issuer:	Sphere 3D Corporation (the “Company”).

Offering:

Treasury offering of 1,250,000 units (the “Issued Units”). Each Issued Unit is comprised of one common share of the Company (a “Common Share”) and one-half of one common share purchase warrant (each full warrant, a “Warrant”) of the Company.

Warrant:	Each whole Warrant will entitle the holder thereof to purchase one Common Share of the Company for a period of 24 months following the Closing Date (as hereinafter defined) at a price of $4.50.

Forced Conversion:

The Warrants shall be subject to an acceleration clause whereby in the event the Common Shares of the Company trade at $6.00 or more for more than 10 consecutive trading days, the Company has the right to force exercise of the Warrants by providing notice to the warrantholder (the “Forced Conversion”). The warrantholder will have 20 trading days to exercise the Warrants or they will be forfeited.

Issue Price:	$3.35 per Issued Unit.

Gross Proceeds:	$4,187,500.

Use of Proceeds:	The net proceeds of the Offering will be used for sales and marketing, and general corporate purposes.

Offering Jurisdictions:

Offered in each of the provinces of Canada, the United States (pursuant to Rule 506(b) of Regulation D under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) to a limited number of institutional “accredited investors” who satisfy one or more of the criteria of Rule 501(a)(1), (2), (3) or (7) of Regulation D under the U.S. Securities Act) and such other jurisdictions as is reasonably agreed to by the Company provided that the Company is not required to file a prospectus, registration statement or other similar disclosure document or become subject to continuing reporting obligations in such other jurisdictions.

Underwriting Basis:	“Bought deal” with conventional bought deal termination provisions to be included in a definitive underwriting agreement.

Listing:

Application will be made to list the Common Shares underlying the Issued Units on the TSX Venture Exchange (the “TSXV”). The existing common shares of the Company are listed on the TSXV under the symbol “ANY”.

Eligibility:	Eligible for RRSPs, RRIFs, RESPs, DPSPs and TFSAs.

Compensation:

In consideration of the services to be rendered by the Underwriters in connection with the Offering, the Company shall pay to the Underwriters a cash commission equal to 6.0% of the gross proceeds of the Offering (the “Cash Commission”) and at Closing the Corporation shall issue to the Underwriters broker warrants (the “Broker Warrants”) exercisable to acquire that number of Units as is equal to 8.0% of the aggregate number of Issued Units sold pursuant to the Offering. Each Broker Warrant shall entitle the holder thereof to acquire one Unit at the Offering Price for a period of 24 months following the Closing.

A - 2

Black-Out Period:

The Company agrees not to issue any common shares or securities convertible into common shares for a period of 120 days from the closing of the Offering without the prior written consent of Cormark except in conjunction with: (i) the exercise of stock options; and (ii) the exercise of outstanding warrants or convertible debt, in all cases such consent not to be unreasonably withheld.

Hold Period:

Pursuant to National Instrument 45-102– Resale of Securities (“NI 45-102”), the Issued Shares will be subject to a four month hold period in all of the Offering Jurisdictions, commencing on Closing. A “legend” in the form prescribed by NI 45-102 or other applicable securities legislation or stock exchange rules will appear on the Issued Share certificates, together with such additional legends as may be appropriate in the circumstances.

Closing Date:	On or before November 12, 2013.

SCHEDULE B
NON-U.S. SUBSCRIBER CERTIFICATE

TO:	SPHERE 3D CORPORATION (the “Corporation”)

AND TO:	CORMARK SECURITIES INC., PARADIGM CAPITAL INC. AND JACOB SECURITIES INC.
(collectively, the “Underwriters”)

Reference is made to the subscription agreement between the Corporation and the undersigned (referred to herein as the “Subscriber”) dated as of the date hereof (the “Subscription Agreement”). Upon execution of this Subscriber Certificate by the Subscriber, this Subscriber Certificate shall be incorporated into and form a part of the Subscription Agreement.

Terms not otherwise defined herein have the meanings attributed to them in the Subscription Agreement and in National Instrument 45-106 – Prospectus and Registration Exemptions (“NI 45-106”) promulgated under applicable Canadian Securities Laws. All monetary references are in Canadian dollars.

In connection with the purchase of units (“Units”) of the Corporation by the Subscriber, the Subscriber represents, warrants and covenants (on its own behalf and, if applicable, on behalf of those for whom the Subscriber is contracting under the Subscription Agreement) and certifies to the Corporation and acknowledges that the Corporation is relying thereon that:

General

A.	one of the following clauses (i), (ii) or (iii) applies:

(i)

the Subscriber is resident in or otherwise subject to the laws of the jurisdiction set out as the “Subscriber’s Residential Address” on the face page of the Subscription Agreement and is purchasing as principal for its own account and not for the benefit of any other person;

(ii)

the Subscriber is contracting hereunder on behalf of a Disclosed Principal and such Disclosed Principal is resident in or otherwise subject to the laws of the jurisdiction set out as the “Disclosed Principal’s Residential Address” on the face page of the Subscription Agreement and is purchasing as principal for its own account and not for the benefit of any other person; or

(iii)

the Subscriber is deemed to be purchasing as principal pursuant to NI 45-106 with respect to a purchase of the Units, by virtue of the fact that it is a trust company or trust corporation described in clause (p) of the definition of “accredited investor” in Section B below and is not a trust company or trust corporation registered under the laws of Prince Edward Island that is not registered or authorized under the Trust and Loan Companies Act (Canada) or under comparable legislation in another jurisdiction of Canada, or by virtue of the fact that it is a person or company described in clause (q) of the definition of “accredited investor” in clause B below; and

Prospectus Exemptions

B.	one of the following clauses (i) or (ii) applies (check applicable category):

(i)

the Subscriber or the Disclosed Principal, as applicable, is, as of the date hereof, and will be, as of the Closing Date, an “accredited investor”, as such term is defined in NI 45-106, by virtue of the fact that the Subscriber or the Disclosed Principal, as applicable, falls within one or more of the following categories checked below:

(a)	a Canadian financial institution, or a Schedule III bank;	[ ]

(b)	the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada);	[ ]

(c)	a subsidiary of any person referred to in paragraphs (a) or (b), if the person owns all of the	[ ]

voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary;

(d)

a person registered under the securities legislation of a jurisdiction of Canada as an adviser or dealer, other than a person registered solely as a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

[ ]

(e)	an individual registered or formerly registered under the securities legislation of a jurisdiction of Canada as a representative of a person referred to in paragraph (d);	[ ]

(f)	the Government of Canada or a jurisdiction of Canada, or any crown corporation, agency or wholly owned entity of the Government of Canada or a jurisdiction of Canada;	[ ]

(g)

a municipality, public board or commission in Canada and a metropolitan community, school board, the Comité de gestion de la taxe scolaire de l’île de Montréal or an intermunicipal management board in Québec;

[ ]

(h)	any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government;	[ ]

(i)	a pension fund that is regulated by the Office of the Superintendent of Financial Institutions (Canada) or a pension commission or similar regulatory authority of a jurisdiction of Canada;	[ ]

(j)	an individual who, either alone or with a spouse, beneficially owns financial assets having an aggregate realizable value that before taxes, but net of any related liabilities, exceeds $1,000,000;	[ ]

(k)

an individual whose net income before taxes exceeded $200,000 in each of the 2 most recent calendar years or whose net income before taxes combined with that of a spouse exceeded $300,000 in each of the 2 most recent calendar years and who, in either case, reasonably expects to exceed that net income level in the current calendar year;

[ ]

(l)	an individual who, either alone or with a spouse, has net assets of at least $5,000,000;	[ ]

(m)

a person, other than an individual or investment fund, that has net assets of at least $5,000,000 as shown on its most recently prepared financial statements (prepared in accordance with applicable generally accepted accounting principles), and that was not created or used solely to purchase or hold the Units as an accredited investor;

[ ]

(n)	an investment fund that distributes or has distributed its securities only to	[ ]
(i) a person that is or was an accredited investor at the time of the distribution,
(ii) a person that acquires or acquired securities in the circumstances referred to in sections 2.10 [Minimum amount investment], or 2.19 [Additional investment in investment funds] of NI 45-106, or
(iii) a person described in paragraph (i) or (ii) that acquires or acquired securities under section 2.18 [Investment fund reinvestment] of NI 45-106,

(o)

an investment fund that distributes or has distributed securities under a prospectus in a jurisdiction of Canada for which the regulator or, in Québec, the securities regulatory authority, has issued a receipt;

[ ]

(p)

a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, acting on behalf of a fully managed account managed by the trust company or trust corporation, as the case may be;

[ ]

(q)	a person acting on behalf of a fully managed account managed by that person, if that person	[ ]
(i) is registered or authorized to carry on business as an adviser or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction, and
(ii) in Ontario, is purchasing a security that is not a security of an investment fund;

(r)

a registered charity under the Income Tax Act (Canada) that, in regard to the trade, has obtained advice from an eligibility adviser or an adviser registered under the securities legislation of the jurisdiction of the registered charity to give advice on the securities being traded;

[ ]

(s)	an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) to (d) or paragraph (i) in form and function;	[ ]

(t)

a person in respect of which all of the owners of interests, direct, indirect or beneficial, except the voting securities required by law to be owned by directors, are persons that are accredited investors;

[ ]

(u)	an investment fund that is advised by a person registered as an adviser or a person that is exempt from registration as an adviser; or	[ ]

(v)	a person that is recognized or designated by the securities regulatory authority or, except in Ontario and Québec, the regulator as an accredited investor; or	[ ]

(ii)

if not purchasing under clause (i), above, the Aggregate Subscription Price of the Units purchased by the Subscriber or the Disclosed Principal, as the case may be, is not less than $150,000 paid in cash at the time of the distribution and the Subscriber or the Disclosed Principal, as the case may be, has not been created or used solely to purchase or hold securities in reliance on this exemption.

The foregoing representations are true and accurate as of the date of this certificate and will be true and accurate as of the Closing Date. If any such representation shall not be true and accurate prior to the Closing Date, the undersigned shall give immediate written notice of such fact to the Corporation.

Dated: November ___, 2013
Name of Subscriber

Name of witness (if the Subscriber is an individual)	Signature of Subscriber

Signature of witness	If the Subscriber is a corporation, print name and title of Authorized Signing Officer

SCHEDULE C

UNITED STATES SUBSCRIBERS REPRESENTATION LETTER

This Representation Letter is being delivered in connection with the execution and delivery of the Subscription Agreement of the undersigned subscriber (the “Subscriber”) in connection with the purchase of Units (the “Units” and, together with the Common Shares forming part of the Units, the Warrants and the Warrant Shares, collectively, the “Securities”) of Sphere 3D Corporation (the “Corporation”). Capitalized terms used herein and not defined herein will have the meanings ascribed thereto in the Subscription Agreement. The Subscriber represents, warrants and covenants (which representations, warranties and covenants will survive the Closing Date) on its own behalf and, if applicable, on behalf of any beneficial purchaser for whom the Subscriber is contracting hereunder to and with the Corporation, the Underwriters and the U.S. Affiliate and acknowledges that the Corporation, the Underwriters, U.S. Affiliate and their respective counsel are relying thereon that:

(a)

The Subscriber is (i) purchasing the Units as principal for its own account and not for the benefit of any other Person and it is an institutional “accredited investors” who satisfies one or more of the criteria of Rule 501(a)(1), (2), (3) or (7) of Regulation D under the U.S. Securities Act) (a “U.S. Accredited Investor”); or (ii) subscribing for the Units as agent for a beneficial purchaser disclosed on the execution page of this Subscription Agreement, in a transaction in which the Subscriber is exercising sole investment discretion with respect to the purchase of the Units and the Subscriber and each disclosed purchaser for whom it is acting is a U.S. Accredited Investor and is purchasing as principal for its own account and not for the benefit of any other person; and the Subscriber has initialled the category of U.S. Accredited Investor applicable to the Subscriber and any beneficial purchaser below.

(b)

The Subscriber (and, if the Subscriber is acting on behalf of a beneficial purchaser, such beneficial purchaser) is a U.S. Accredited Investor as a result of satisfying the requirements of the paragraphs below that the Subscriber has indicated (the line identified as “BP” is to be initialled by the undersigned if the beneficial purchaser, if any, satisfies the requirements of the corresponding paragraph).

______ ______(BP)

any bank as defined in Section 3(a)(2) of the U.S. Securities Act or any savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act whether acting in its individual or fiduciary capacity;

______	any broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934;
______(BP)

______	any insurance company as defined in Section 2(a)(13) of the U.S. Securities Act;

______(BP)

______ ______(BP)	any investment company registered under the Investment Company Act of 1940, or a business development company as defined in Section 2(a)(48) of that Act;

______ ______(BP)	any Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958;

______ ______(BP)

any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of US$5,000,000;

______ ______(BP)	any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974, if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of US$5,000,000, or, if a self-directed plan, with investment decisions made solely by persons that are U.S. Accredited Investors;

______ ______(BP)	any private business development company as defined in Section 202(a)(22) of the Investments Advisers Act of 1940;

______ ______(BP)	any organization described in section 501(c)(3) of the Internal Revenue Code of 1986, corporation, Massachusetts or similar business trust, or partnership not formed for the specific purpose of acquiring the Units, with total assets in excess of US$5,000,000; or

______ ______(BP)	any trust with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the Units, whose purchase is directed by a sophisticated person, being defined as a person who has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the prospective investment.

(c)

The Subscriber has not purchased the Units as a result of any form of “general solicitation” or “general advertising” (as those terms are used in Rule 502(c) of Regulation D), including, without limitation, advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or the Internet or broadcast over radio, television, or the Internet or any seminar or meeting whose attendees have been invited by general solicitation or general advertising.

(d)

The Subscriber has had access to such information concerning the Corporation as it has considered necessary or appropriate in connection with its investment decision to acquire the Units and has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its investment and it is able to bear the economic risk of loss of its investment in the Units.

(e)

The Subscriber understands and acknowledges that none of the Securities have been or will be registered under the U.S. Securities Act or the securities laws of any state, and that the Units are being offered and sold to a limited number of U.S. Accredited Investors in transactions exempt from registration under the U.S. Securities Act and applicable state securities laws; accordingly, the Securities are or will be when issued, as applicable, “restricted securities” within the meaning of Rule 144(a)(3) of the U.S. Securities Act.

(f)

The Subscriber, and each beneficial purchaser, if any, is acquiring the Units for investment purposes only and not with a view to any resale, distribution or other disposition of Units in violation of United States federal or state securities laws, and the Subscriber acknowledges that the exemption from registration under the U.S. Securities Act and applicable state securities laws depends, among other things, upon the bona fide nature of the investment intent expressed herein.

(g)

The Subscriber understands that if it (or any beneficial purchaser on whose behalf it is acting) decides to offer, sell, pledge or otherwise transfer any of the Securities they may be offered, sold, pledged or otherwise transferred only (i) to the Corporation, (ii) outside the United States in compliance with Rule 904 of Regulation S and in compliance with applicable local laws and regulations, (iii) pursuant to a registration statement that has been declared effective under the U.S. Securities Act and is available for resale of the Securities, or (iv) in compliance with an exemption from registration under the U.S. Securities Act including Rule 144 or Rule 144A thereunder, if available, and, in each case, in compliance with any applicable state securities laws. The Subscriber further understands and agrees that in the event of a transfer pursuant to the foregoing clause (ii) or (iv), the Corporation will require a legal opinion of counsel of recognized standing, or other evidence, reasonably satisfactory to the Corporation that such transfer is exempt from registration under the U.S. Securities Act and applicable state securities laws.

(h)

The Subscriber understands that upon the original issuance thereof, and until such time as the same is no longer required under applicable requirements of the U.S. Securities Act or applicable state securities laws, certificates representing the Securities and all certificates issued in exchange therefore or in substitution thereof, will bear the following legends (in addition to those set forth in Section 8(y) of the Subscription Agreement):

“THE SECURITIES REPRESENTED HEREBY [AND IF WARRANTS, THE FOLLOWING SHALL BE ADDED: AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF] HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) OR ANY STATE SECURITIES LAWS, AND MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH LOCAL LAWS AND REGULATIONS, (C) PURSUANT TO A REGISTRATION STATEMENT THAT HAS BEEN DECLARED EFFECTIVE UNDER THE U.S. SECURITIES ACT AND IS AVAILABLE FOR RESALE OF THE SECURITIES, OR (D) IN COMPLIANCE WITH AN EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT, INCLUDING RULE 144 OR RULE 144A THEREUNDER, IF AVAILABLE, AND, IN EACH CASE, IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS. THE HOLDER FURTHER UNDERSTANDS AND AGREES THAT IN THE EVENT OF A TRANSFER PURSUANT TO THE FOREGOING CLAUSE (B) OR (D), THE CORPORATION WILL REQUIRE A LEGAL OPINION OF COUNSEL OF RECOGNIZED STANDING OR OTHER EVIDENCE REASONABLY SATISFACTORY TO THE CORPORATION THAT SUCH TRANSFER IS EXEMPT FROM REGISTRATION UNDER THE U.S. SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.”

provided, that if the Securities are being sold outside the United States in compliance with the requirements of Rule 904 of Regulation S at a time when the Corporation is a “foreign issuer”, as defined in Rule 902(e) of Regulation S at the time of sale, the legend set forth above may be removed by providing an executed declaration to the registrar and transfer agent of the Corporation and to the Corporation, in substantially the form set forth as Annex A hereto (or in such other form as the Corporation may prescribe from time to time) and, if requested by the Corporation or the registrar and transfer agent, an opinion of counsel of recognized standing in form and substance satisfactory to the Corporation and the registrar and transfer agent to the effect that such sale is being made in compliance with Rule 904 of Regulation S;

provided further, that if any of the Securities are being sold pursuant to Rule 144 under the U.S. Securities Act and in compliance with any applicable state securities laws, the legend may be removed by delivery to the Corporation’s registrar and transfer agent of an opinion satisfactory to the Corporation and its registrar and transfer agent to the effect that the legend is no longer required under applicable requirements of the U.S. Securities Act or applicable state securities laws.

(i)

The Subscriber understands that the Warrants may not be exercised in the United States or by or on behalf of a U.S. Person unless an exemption is available from the registration requirements of the U.S. Securities Act and all applicable state securities laws and the holder has delivered to the Corporation a written opinion of counsel reasonably satisfactory to the Corporation to such effect; provided, however, that an original Subscriber in the Offering that is in the United States or a U.S. Person will not be required to deliver an opinion of counsel in connection with the exercise of Warrants purchased in the Offering by such original Subscriber that is in the United States or a U.S. Person, on its own behalf or on behalf of the original beneficial purchaser (if any), at a time when it and such beneficial purchaser (if any) are U.S. Accredited Investors.

(j)	The Subscriber understands that all certificates representing the Warrants will bear the following legend:

“THESE WARRANTS AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) OR UNDER ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE CORPORATION THAT SUCH SECURITIES MAY NOT BE EXERCISED IN THE UNITED STATES OR BY OR ON BEHALF OF A U.S. PERSON UNLESS AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT AND ALL APPLICABLE STATE SECURITIES LAWS IS AVAILABLE. THE TERMS “UNITED STATES” AND “U.S. PERSON” ARE AS DEFINED IN REGULATION S UNDER THE U.S. SECURITIES ACT.”

(k)

The Subscriber consents to the Corporation making a notation on its records or giving instruction to the registrar and transfer agent of the Corporation in order to implement the restrictions on transfer and exercise with respect to the Securities set forth and described herein.

(l)

The Subscriber understands that the Corporation (i) is under no obligation to remain a “foreign issuer” (as defined in Rule 902(e) of Regulation S), (ii) may not be a “foreign issuer” at a time when the Subscriber wishes to transfer the Securities, and (iii) may engage in one or more transactions which could cause the Corporation not to be a “foreign issuer”. The Subscriber further understands and acknowledges that the loss of the Corporation’s “foreign issuer” status would impede the Subscriber’s ability to remove the restrictive U.S. legend from the Securities in connection with any resale outside the United States.

(m)

The Subscriber understands that the Corporation is not obligated to file and has no present intention of filing with the U.S. Securities and Exchange Commission or with any state securities administrator any registration statement in respect of resales of the Securities in the United States.

(n)

The Subscriber understands and agrees that the financial statements of the Corporation have been prepared in accordance with International Financial Reporting Standards, which differ in some respects from United States generally accepted accounting principles, and thus may not be comparable to financial statements of United States companies.

(o)

The Subscriber understands and agrees that there may be material tax consequences to it of an acquisition, holding, exercise or disposition of the Securities. The Corporation gives no opinion and makes no representation with respect to the tax consequences to the Subscriber under United States, state, local or foreign tax law of its acquisition, holding, exercise or disposition of the Securities, and the Subscriber acknowledges that it is solely responsible for determining the tax consequences to it with respect to its investment, including whether the Corporation will at any given time be deemed a “passive foreign investment company” within the meaning of Section 1297 of the United States Internal Revenue Code of 1986, as amended.

(p)

The Subscriber is aware that its ability to enforce civil liabilities under the United States federal securities laws may be affected adversely by, among other things: (i) the fact that the Corporation is organized under the laws of Canada; (ii) some or all of the directors and officers may be residents of countries other than the United States; and (iii) all or a substantial portion of the assets of the Corporation and such persons may be located outside the United States.

(q)

The office or other address of the Subscriber at which the Subscriber received and accepted the offer to purchase the Units is the address listed as the “Subscriber’s Residential Address” on the face page of the Subscription Agreement.

(r)

that the funds representing the Aggregate Subscription Price which will be advanced by the Subscriber to the Corporation hereunder will not represent proceeds of crime for the purposes of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act (the “PATRIOT Act”) and the Subscriber acknowledges that the Issuer may in the future be required by law to disclose the Subscriber's name and other information relating to the subscription agreement and the Subscriber's subscription hereunder, on a confidential basis, pursuant to the PATRIOT Act. No portion of the Aggregate Subscription Price to be provided by the Subscriber (i) has been or will be derived from or related to any activity that is deemed criminal under the laws of the United States, or any other jurisdiction, or (ii) is being tendered on behalf of a person or entity who has not been identified to or by the Subscriber, and it shall promptly notify the Issuer if the Subscriber discovers that any of such representations ceases to be true and provide the Issuer with appropriate information in connection therewith

(s)	The provisions of this Representation Letter will be true and correct both as of the date of execution of this Subscription Agreement and as of the Closing Date.

The Subscriber undertakes to notify the Corporation immediately of any change in any representation, warranty or other information relating to the Subscriber or, if applicable, the beneficial purchaser set forth herein, which takes place prior to the Closing Date.

DATED at __________________________this ___ day of November, 2013.

If a Corporation, Partnership or Other Entity:

Name of Entity

Type of Entity

Signature of Person Signing

Print or Type Name and Title of Person Signing

ANNEX A TO SCHEDULE C

FORM OF DECLARATION FOR REMOVAL OF LEGEND

TO:	Sphere 3D Corporation

AND TO:	The registrar and transfer agent for the securities of Sphere 3D Corporation

            The undersigned (A) acknowledges that the sale of the securities of Sphere 3D Corporation (the “Corporation”) to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) and (B) certifies that (1) the undersigned is not an “affiliate” of the Corporation as that term is defined in Rule 405 under the U.S. Securities Act, a “distributor” or an affiliate of “distributor”, (2) the offer of such securities was not made to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States or (b) the transaction was executed on or through the facilities of a “designated offshore securities market” (as defined in Rule 902 of Regulation S under the U.S. Securities Act) and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person acting on their behalf has engaged or will engage in any “directed selling efforts” in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of “washing-off” the resale restrictions imposed because the securities are “restricted securities” as that term is described in Rule 144(a)(3) under the U.S. Securities Act, (5) the seller does not intend to replace such securities sold in reliance on Rule 904 of the U.S. Securities Act with fungible unrestricted securities, and (6) the contemplated sale is not a transaction, or part of a series of transactions, which, although in technical compliance with Regulation S under the U.S. Securities Act, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act. Unless otherwise specified, terms set forth above in quotation marks have the meanings given to them by Regulation S under the U.S. Securities Act.

            The undersigned in making this Declaration acknowledges that the Corporation is relying on the contents hereof and hereby agrees to indemnify and hold harmless the Corporation for any and all liability, losses, claims and demands in any way related to the subject matter of this Declaration.

DATED at __________________________ this _______ day of _______________, 20__.

By: _____________________________________________
Name:
Title:

AFFIRMATION BY SELLER’S BROKER-DEALER (REQUIRED FOR SALES IN ACCORDANCE WITH SECTION (B)(2)(B) ABOVE)

We have read the foregoing representations of our customer, _________________________ (the “Seller”) dated _______________________, with regard to our sale, for such Seller’s account, of the securities of the Company described therein, and on behalf of ourselves we certify and affirm that (A) we have no knowledge that the transaction had been prearranged with a buyer in the United States, (B) the transaction was executed on or through the facilities of the TSX Venture Exchange, (C) neither we, nor any person acting on our behalf, engaged in any directed selling efforts in connection with the offer and sale of such securities, and (D) no selling concession, fee or other remuneration is being paid to us in connection with this offer and sale other than the usual and customary broker’s commission that would be received by a person executing such transaction as agent. Terms used herein have the meanings given to them by Regulation S under the U.S. Securities Act.

________________________________________________________________________
Name of Firm

By: _______________________________________________________
Authorized officer

Date: ____________________________

SCHEDULE D
SUBSCRIBER INFORMATION SHEET

INFORMATION TO BE COMPLETED BY EACH SUBSCRIBER:

A	Registration Form

The Subscriber, if not an individual and (i) is a member of the “Pro Group” (as described below), or (ii) is (or will be after completion of the Offering) an “Insider” (as described below), or (iii) will be a holder of more than 5% of the listed shares after completion of the Offering, either [check appropriate box]:

[ ]

has previously filed with the TSX Venture Exchange (the “TSXV”) a Form 4C, Corporate Placee Registration Form, represents and warrants that there has been no change to any of the information in the Corporate Placee Registration Form previously filed with the TSXV up to the date hereof; or

[ ]	hereby delivers a completed Form 4C, Corporate Placee Registration Form, in the form attached as Appendix A to this Schedule C to the Corporation for filing with the TSXV.

B.	Present Ownership of Securities

The Subscriber either [check appropriate box]:

[ ]	does not own directly or indirectly, or exercise control or direction over, any common shares of the Corporation or securities convertible into common shares of the Corporation; or

[ ]	owns directly or indirectly, or exercises control or direction over, _________________ outstanding common shares of the Corporation and convertible securities entitling the Subscriber to acquire additional common shares of the Corporation which, if converted, in the aggregate would represent _________________common shares of the Corporation.

C.	Insider Status

The Subscriber either [check appropriate box]:

[ ]	is an “Insider” of the Corporation as defined in the policies of the TSXV as follows:

(a)	a director or senior officer of the Corporation;

(b)	a director or senior officer of a company that is itself an Insider or subsidiary of the Corporation;

(c)

a person that beneficially owns or controls, directly or indirectly, voting shares of the Corporation carrying more than 10% of the voting rights attached to all the Corporation’s outstanding voting shares; or

(d)	the Corporation itself if it holds any of its own securities; or

[ ]	is not an Insider of the Corporation.

D.	Member of “Pro Group”

The Subscriber either [check appropriate box]:

[ ]	is a member of the “Pro Group” as defined in the Rules of the TSXV, as follows:

1	subject to subparagraphs (2), (3) and (4), either individually or as a group:

	(a)	the member (i.e. a member of the TSXV under TSXV requirements);

	(b)	employees of the member;

	(c)	partners, officers or directors of the member;

	(d)	affiliates of the member; and

	(e)	associates of any parties referred to in subparagraphs (a) through (d);

2.

the TSXV may, in its discretion, include a person or party in the Pro Group for the purposes of a particular calculation where the TSXV determines that the person is not acting at arm’s length with the member;

3.	the TSXV may, in its discretion, exclude a person from the Pro Group for the purposes of a particular calculation where the TSXV determines that the person is acting at arm’s length with the member;

4.	the member may deem a person who would otherwise be included in the Pro Group pursuant to subparagraph (1) to be excluded from the Pro Group where the member determines that:

	(a)	the person is an affiliate or associate of the member acting at arm’s length of the member;

	(b)	the associate or affiliate has a separate corporate and reporting structure;

	(c)	there are sufficient controls on information flowing between the member and the associate or affiliate; and

	(d)	the member maintains a list of such excluded persons; or

[ ]	is not a member of the Pro Group.

APPENDIX A TO SCHEDULE D

TSX VENTURE EXCHANGE
PRIVATE PLACEMENT FORM

FORM 4C
CORPORATE PLACEE REGISTRATION FORM

This Form will remain on file with the Exchange and must be completed if required under section 4(b) of Part II of Form 4B. The corporation, trust, portfolio manager or other entity (the “Placee”) need only file it on one time basis, and it will be referenced for all subsequent Private Placements in which it participates. If any of the information provided in this Form changes, the Placee must notify the Exchange prior to participating in further placements with Exchange listed Issuers. If as a result of the Private Placement, the Placee becomes an Insider of the Corporation, Insiders of the Placee are reminded that they must file a Personal Information Form (2A) or, if applicable, Declarations, with the Exchange.

1.	Placee Information:

	(a)	Name: ______________________________________________________________________________________________________

	(b)	Complete Address: ______________________________________________________________________________________

	(c)	Jurisdiction of Incorporation or Creation: ______________________________________________________________________

2.	(a)	Is the Placee purchasing securities as a portfolio manager: (Yes/No)? _________________________________________________

	(b)	Is the Placee carrying on business as a portfolio manager outside of Canada: (Yes/No)? ___________________________________

3.	If the answer to 2(b) above was “Yes”, the undersigned certifies that:

(a)

it is purchasing securities of the Corporation on behalf of managed accounts for which it is making the investment decision to purchase the securities and has full discretion to purchase or sell securities for such accounts without requiring the client’s express consent to a transaction;

(b)

it carries on the business of managing the investment portfolios of clients through discretionary authority granted by those clients (a “portfolio manager” business) in ____________________ [jurisdiction], and it is permitted by law to carry on a portfolio manager business in that jurisdiction;

(c)	it was not created solely or primarily for the purpose of purchasing securities of the Corporation;

(d)	the total asset value of the investment portfolios it manages on behalf of clients is not less than $20,000,000; and

(e)

it has no reasonable grounds to believe, that any of the directors, senior officers and other insiders of the Corporation, and the persons that carry on investor relations activities for the Corporation has a beneficial interest in any of the managed accounts for which it is purchasing.

4.	If the answer to 2(a). above was “No”, please provide the names and addresses of Control Persons of the Placee:

Name *	City	Province or State	Country

*	If the Control Person is not an individual, provide the name of the individual that makes the investment decisions on behalf of the Control Person.

5.	Acknowledgement - Personal Information and Securities Laws

(a)	“Personal Information” means any information about an identifiable individual, and includes information contained in sections 1, 2 and 4, as applicable, of this Form.

The undersigned hereby acknowledges and agrees that it has obtained the express written consent of each individual to:

(i) the disclosure of Personal Information by the undersigned to the Exchange (as defined in Appendix 6B) pursuant to this Form; and

(ii) the collection, use and disclosure of Personal Information by the Exchange for the purposes described in Appendix 6B or as otherwise identified by the Exchange, from time to time.

(b)	The undersigned acknowledges that it is bound by the provisions of applicable Securities Law, including provisions concerning the filing of insider reports and reports of acquisitions.

Dated and certified (if applicable), acknowledged and agreed, at _______________________________________________on _______________________________________________.

(Name of Purchaser - please print)

(Authorized Signature)

(Official Capacity - please print)

(Please print name of individual whose signature appears above)

THIS IS NOT A PUBLIC DOCUMENT

Exhibit B

SUBSCRIPTION FOR SPECIAL WARRANTS

TO:	SPHERE 3D CORPORATION (the “Corporation”)

AND TO:	CORMARK SECURITIES INC., JACOB SECURITIES INC. AND PARADIGM CAPITAL INC. (collectively, the “Underwriters”)

AND TO:	THE U.S. AFFILIATES (as defined herein)

The undersigned (hereinafter referred to as the “Subscriber”) hereby irrevocably subscribes for and agrees to purchase from the Corporation the number of special warrants of the Corporation (the “Special Warrants”) set forth below for the aggregate subscription price set forth below, representing a subscription price of Cdn.$8.50 per Special Warrant, upon and subject to the terms and conditions set forth in this Subscription Agreement, including the attached “Terms and Conditions of Subscription”, the applicable schedules attached hereto and the “Term Sheet” attached hereto as Schedule A (the “Term Sheet”). Each Special Warrant will entitle the holder thereof to acquire, without additional payment, one unit of the Corporation (each, a “Unit”). Each Unit consists of one common share in the capital of the Corporation (a “Common Share”) and one-half of one Common Share purchase warrant (each whole Common Share purchase warrant, a “Warrant”). Each Warrant will entitle the holder thereof to acquire one additional Common Share (a “Warrant Share”) at a price of Cdn.$11.50 at any time prior to 5:00 p.m. (Toronto time) on the date that is 24 months following the Closing Date (as defined herein). If the Qualification Date (as defined below) does not occur on or before July 31, 2014, each Special Warrant outstanding will, on exercise or deemed exercise, entitle the Subscriber to acquire an additional 0.05 of a Unit without further payment on the part of the Subscriber (the “Penalty”). In addition to this face page, the Subscriber must also complete all applicable schedules attached hereto.

SUBSCRIPTION AND SUBSCRIBER INFORMATION

Please print all information (other than signatures), as applicable, in the space provided below.

Number of Special Warrants: _________________________x Cdn.$8.50
(Name of Subscriber)
=

Account Reference (if applicable): __________________________________
Aggregate Subscription Price: ______________________________________
By: ___________________________________________________

Please complete if purchasing as agent or trustee for a principal (beneficial purchaser)
(Official Capacity or Title – if the Subscriber is not an individual)	(a “Disclosed Principal”) and not purchasing as agent or trustee for accounts fully managed by it:

(Name of individual whose signature appears above if different than the name of the
Subscriber printed above.)
(Name of Disclosed Principal)

(Subscriber’s Residential Address, including Province/State and Postal/ZIP Code)

(Disclosed Principal’s Residential Address including Province/State and Postal/ZIP Code)

(Telephone Number)

(E-mail Address)	(Disclosed Principal’s Telephone Number)

Account Registration Information:	Delivery Instructions as set forth below:

[ ] Same address as account registration, or

(Name)

(Name)
(Account Reference, if applicable)

(Address, including Postal Code)	(Account Reference, if applicable)

Number and kind of securities of the Corporation held, if any:

(Address including Province/State and Postal/ZIP Code)

(Contact Name)

ACCEPTANCE

The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

Dated as of the ____ day of June, 2014.

SPHERE 3D CORPORATION

by:
Authorized Signing Officer

SPHERE 3D CORPORATION

SUBSCRIPTION FOR SPECIAL WARRANTS

INSTRUCTIONS

PLEASE MAKE SURE THAT YOUR SUBSCRIPTION INCLUDES:

1.	all Subscribers: a completed and signed copy of the face page of this Subscription Agreement.

2.	all Subscribers: payment by certified cheque, money order, bank draft or other acceptable means in the amount of the Aggregate Subscription Price payable to one of the Underwriters.

3.	Subscribers resident in Canada: a completed and signed copy of the Subscriber Certificate attached hereto as Schedule B.

4.

Subscribers who are, or are subscribing for the account or benefit of, persons in the United States or U.S. Persons: a completed and signed copy of the United States Subscribers Representation Letter attached hereto as Schedule C.

5.	all Subscribers: a completed and signed copy of the TSXV Subscriber Information Sheet attached hereto as Schedule D, including a completed and signed copy of Appendix A thereto, if applicable.

PROCEDURE AND DELIVERY:

Subscription forms should be completed, signed and delivered with payment, by no later than 4:00 p.m. (Toronto time) on Monday, May 26, 2014 (or such other time, date or place as the Subscriber may be advised), to:

Cormark Securities Inc.
Royal Bank Plaza, South Tower
200 Bay Street, Suite 2800
Toronto, ON M5J 2J2

Attention:               Christine Dolap
Fax:                          416.943.6496
Email:                       cdolap@cormark.com

TERMS AND CONDITIONS OF SUBSCRIPTION

SPECIAL WARRANTS OF SPHERE 3D CORPORATION

The Subscriber understands that the Underwriters have agreed to purchase 1,176,500 Special Warrants from the Corporation for aggregate gross proceeds of $10,000,250 with the right to substitute purchasers to eligible investors and subject to the Underwriters’ option (the “Underwriters’ Option”) to purchase up to an additional 176,475 Special Warrants (the “Offering”). The Special Warrants will be created under the Special Warrant Indenture (as defined herein). Upon the terms and subject to the conditions contained in the Special Warrant Indenture, each Special Warrant will entitle the holder thereof to acquire, upon exercise or deemed exercise thereof, without additional payment, one Unit (subject to the Penalty) and subject to an adjustment in accordance with the terms and conditions of the Special Warrant Indenture. Each Unit will consist of one Common Share and one-half of one Warrant. The Special Warrants will be deemed to be automatically exercised on the earlier of (i) the third business day following the Qualification Date (as defined herein) and (ii) the Qualification Deadline (as defined herein).

The Special Warrants, the Units, the Common Shares forming part of the Units, the Warrants and the Warrant Shares are collectively referred to as the “Securities”. All Special Warrants sold for the account or benefit of, a person in the United States or U.S. Persons, if any, in accordance with Rule 506(b) of Regulation D under the U.S. Securities Act shall be sold directly to such persons as substituted purchasers by the Corporation in accordance with Schedule C of this Subscription Agreement.

1.	Definitions. In this Subscription Agreement:

	(a)	“$” means Canadian dollars;

	(b)	“Aggregate Subscription Price” means the aggregate dollar amount of the subscription under this Subscription Agreement as set out on the face page hereof;

	(c)	“business day” means a day other than a Saturday, Sunday or any other day on which the principal chartered banks located in Toronto, Ontario are not open for business;

(d)

“Canadian Offering Jurisdictions” means each of the provinces of British Columbia, Alberta, Ontario and such other provinces and territories of Canada as may be agreed upon between the Lead Underwriter and the Corporation;

(e)

“Canadian Securities Laws” means, as applicable, the securities laws and regulations in each of the Canadian Offering Jurisdictions, all written instruments, rules and orders having the force of law of the securities regulators or regulatory authorities in each of the Canadian Offering Jurisdictions and the rules of the TSXV;

	(f)	“CDS” means CDS Clearing and Depository Services Inc.;

	(g)	“Closing” has the meaning ascribed to such term in Section 4;

	(h)	“Closing Date” means June 3, 2014 or such other date as the Corporation and the Underwriters may agree;

	(i)	“Closing Time” means 10:00 a.m. (Toronto time) on the Closing Date or such other time as the Corporation and the Underwriters may agree;

	(j)	“Common Shares” means common shares in the capital of the Corporation;

	(k)	“control person” means a person, company or combination of persons or companies described in the provisions of securities legislation listed in Appendix A to National Instrument 45-102 –

Resale of Securities;

(l)	“Corporation” means Sphere 3D Corporation, a corporation existing under the Business Corporations Act (Ontario) and includes any successor corporation;

(m)	“Disclosed Principal” has the meaning ascribed to such term on the face page of this Subscription Agreement;

(n)	“Expiry Date” means the date that is the earlier of (a) the third business day following the Qualification Date; and (b) four months and one day after the Closing Date;

(o)	“International Jurisdiction” has the meaning ascribed to such term in clause 10(p);

(p)	“Lead Underwriter” means Cormark Securities Inc.;

(q)	“misrepresentation” has the meaning ascribed to such term in the Securities Act (Ontario);

(r)	“NI 45-106” means National Instrument 45-106 – Prospectus and Registration Exemptions of the Canadian Securities Administrators;

(s)	“Notice” has the meaning ascribed to such term on the face page of this Subscription Agreement;

(t)	“Offering” has the meaning ascribed to it in the preamble to the “Terms and Conditions of Subscription”;

(u)	“PCMLTFA” has the meaning ascribed to such term in clause 10(bb);

(v)	“Penalty” has the meaning ascribed to such term on the face page of this Subscription Agreement.

(w)

“person” means any individual (whether acting as an executor, trustee, administrator, legal representative or otherwise), corporation, firm, partnership, sole proprietorship, syndicate, joint venture, trustee, trust, fund, unincorporated organization or association, a government or an agency or political subdivision thereof and every other form of legal or business entity of whatsoever nature or kind, and pronouns have a similar extended meaning;

(x)

“Qualification Date” means the date on which a final receipt is issued by the Ontario Securities Commission, on behalf of the securities regulatory authorities in each of the Canadian Offering Jurisdictions, for the filing of a (final) short form prospectus to qualify the distribution of the Common Shares and Warrants underlying the Special Warrants;

(y)	“Qualification Deadline” means 4:59 p.m. (Toronto time) on the date that is four months and a day immediately following the Closing Date

(z)	“Regulation D” means Regulation D under the U.S. Securities Act;

(aa)	“Regulation S” means Regulation S under the U.S. Securities Act;

(bb)	“Securities” has the meaning ascribed to such term in the preamble to the “Terms and Conditions of Subscription”;

(cc)	“Securities Laws” means, collectively, the Canadian Securities Laws and the U.S. Securities Laws;

(dd)	“Special Warrants” has the meaning ascribed to such term on the face page of this Subscription Agreement;

(ee)	“Special Warrant Indenture” means the special warrant indenture to be entered into as of the Closing Date between the Corporation and the Special Warrant Trustee in respect of the Special Warrants;

(ff)	“Special Warrant Trustee” means Equity Financial Trust Company, in its capacity as the trustee pursuant to the Special Warrant Indenture;

(gg)

“Subscriber” means the subscriber for Special Warrants as set out on the face page of this Subscription Agreement and includes, as applicable, the Disclosed Principal unless the context otherwise requires;

(hh)

“Subscription Agreement” means this subscription agreement (including any schedules hereto) and any instrument amending this Subscription Agreement; “hereof”, “hereto”, “hereunder”, “herein” and similar expressions mean and refer to this Subscription Agreement and not to a particular Section or clause; and the expression “Section” or “clause” followed by a number or letter means and refers to the specified Section or clause of this Subscription Agreement;

(ii)	“Time of Expiry” means 5:00 p.m. (Toronto time) on the Expiry Date;

(jj)	“TSXV” means the TSX Venture Exchange;

(kk)	“TSXV Approval” means the conditional acceptance of the Offering by the TSXV;

(ll)	“Underwriting Agreement” means the underwriting agreement to be entered into between the Underwriters and the Corporation in respect of the Offering;

(mm)	“Underwriters” means, collectively, Cormark Securities Inc., Jacob Securities Inc. and Paradigm Securities Inc.;

(nn)	“United States” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

(oo)	“Units” has the meaning ascribed to such term on the face page of this Subscription Agreement;

(pp)	“U.S. Affiliate” means the U.S. registered broker-dealer affiliate of the Underwriters;

(qq)	“U.S. Accredited Investor” means an institutional “accredited investor” who satisfies one or more of the criteria of Rule 501(a)(1), (2), (3) or (7) of Regulation D under the U.S. Securities Act;

(rr)	“U.S. Person” means a “U.S. person” as defined in Rule 902(k) of Regulation S;

(ss)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

(tt)

“U.S. Securities Laws” means the U.S. Securities Act, the United States Exchange Act of 1934, as amended, and all rules and regulations promulgated thereunder and the applicable securities (“blue sky”) laws of the states of the United States;

(uu)	“Warrant Indenture” means the indenture to be entered into between the Corporation and TMX Equity Transfer Services Inc., as trustee, governing the terms and conditions of the Warrants;

(vv)	“Warrant Shares” has the meaning ascribed to such term on the face page of this Subscription Agreement; and

(ww)	“Warrants” has the meaning ascribed to such term on the face page of this Subscription Agreement.

For greater certainty, the parties hereby acknowledge and agree that, if the Subscriber is acting as agent or trustee on behalf of a Disclosed Principal, the words “Subscriber”, “it” and “its”, whenever used in relation to representations, warranties, acknowledgements, covenants or indemnities (including in Sections 10 to 13) mean the Subscriber and, unless the context otherwise requires, the Disclosed Principal.

2.          Subscription. The Subscriber hereby confirms its irrevocable subscription for the Special Warrants from the Corporation, on and subject to the terms and conditions set out in this Subscription Agreement and in the Underwriting Agreement, for the Aggregate Subscription Price which is payable as described herein. The Subscriber acknowledges (on its own behalf and, if applicable, on behalf of each Disclosed Principal) that upon acceptance by the Corporation of this Subscription Agreement, this Subscription Agreement will constitute a binding obligation of the Subscriber (including, if applicable, each Disclosed Principal) subject to the terms and conditions contained herein. Each Special Warrant will entitle the holder thereof to receive, without payment of additional consideration, one Unit subject to the Penalty and subject to adjustment in accordance with the terms and conditions of the Special Warrant Indenture.

3.          Partial Acceptance or Rejection of Subscription. The Corporation may, in its absolute discretion, accept or reject the Subscriber’s subscription for Special Warrants as set forth in this Subscription Agreement, in whole or in part, and the Corporation reserves the right to allot to the Subscriber less than the amount of Special Warrants subscribed for under this Subscription Agreement. The Subscriber acknowledges and agrees that the acceptance of this Subscription Agreement will be conditional upon, among other things, the sale of the Special Warrants to the Subscriber being exempt from any prospectus and offering memorandum requirements of applicable Securities Laws and the equivalent provisions of securities laws of any other applicable jurisdiction and, to the extent possible, the Subscriber agrees to furnish the Corporation with all information that is reasonably necessary to confirm same.

If this Subscription Agreement is rejected in whole, any certified cheque, money order, bank draft or other form of payment delivered by the Subscriber to the Corporation on account of the Aggregate Subscription Price for the Special Warrants subscribed for will be promptly returned to the Subscriber without any interest paid on such amount. If this Subscription Agreement is accepted only in part, payment representing the amount by which the payment delivered by the Subscriber to the Corporation exceeds the subscription price of the number of Special Warrants sold to the Subscriber pursuant to a partial acceptance of this Subscription Agreement will be promptly delivered to the Subscriber without any interest paid on such amount.

4.          Closing. Delivery and sale of the Special Warrants and payment of the Aggregate Subscription Price will be completed concurrently (the “Closing”) at the offices of counsel to the Corporation at the Closing Time on the Closing Date or at such other time and place as the Corporation and the Underwriters may agree. If, prior to the Closing Time, the terms and conditions contained in this Subscription Agreement and the Underwriting Agreement have been complied with to the satisfaction of the Underwriters, acting reasonably, or waived by the Underwriters, the Underwriters shall deliver to the Corporation all completed Subscription Agreements, including this Subscription Agreement, and payment of the Aggregate Subscription Price for all of the Special Warrants sold pursuant to the Underwriting Agreement against delivery by the Corporation of the Special Warrants (by way of electronic deposit with CDS or in physical form, as applicable) and such other documentation as may be required pursuant to this Subscription Agreement and the Underwriting Agreement.

5.          Conditions of Closing. The obligations of the parties hereunder are subject to all required regulatory approvals being obtained. This Offering is conditional upon, among other things, the Corporation obtaining TSXV Approval.

The Subscriber acknowledges and agrees that the obligations of the Corporation hereunder are conditional on the accuracy of the representations and warranties of the Subscriber contained in this Subscription Agreement as of the date of this Subscription Agreement, and as of the Closing Time as if made at and as of the Closing Time, and the fulfillment of the following additional conditions as soon as possible and in any event not later than the Closing Time:

(a)	the Corporation having accepted this Subscription Agreement;

(b)	payment by the Subscriber of the Aggregate Subscription Price by certified cheque, money order, bank draft or other acceptable means in Canadian dollars payable to one of the Underwriters;

(c)	the Subscriber having properly completed, signed and delivered this Subscription Agreement and all applicable schedules (with payment) to:

Cormark Securities Inc.
Royal Bank Plaza, South Tower
200 Bay Street, Suite 2800
Toronto, ON M5J 2J2

Attention:          Christine Dolap
Fax:                      416.943.6496
Email:                   cdolap@cormark.com

(d)	if the Subscriber is resident in Canada, the Subscriber having properly completed, signed and delivered Schedule B;

(e)	if the Subscriber is, or is subscribing for the account or benefit of, a person in the United States or a U.S. Person, the Subscriber having properly completed, signed and delivered Schedule C;

(f)	the Subscriber having properly completed, signed and delivered Schedule D, including a completed and signed copy of Appendix A thereto, if applicable; and

(g)	the conditions of closing contained in the Underwriting Agreement having been satisfied or waived by the relevant party.

6.          Authorization of the Underwriters. The Subscriber irrevocably authorizes the Lead Underwriter, in its discretion, to act as the Subscriber’s representative at the Closing, and hereby appoints the Lead Underwriter, with full power of substitution, as its true and lawful attorney with full power and authority in the Subscriber’s place and stead:

(a)

to receive certificates representing the Special Warrants (by way of electronic deposit with CDS or in physical form, as applicable), to execute on behalf of the Subscriber all closing receipts and required documents, to complete and correct any errors or omissions in any form or document provided by the Subscriber in connection with the subscription for the Special Warrants hereunder, to approve any opinion, certificate or other document addressed to the Subscriber and to exercise any rights of termination contained in the Underwriting Agreement;

(b)

to extend such time periods and to waive, in whole or in part, any representations, warranties, covenants or conditions for the benefit of the Subscriber contained in this Subscription Agreement and in the Underwriting Agreement (or any ancillary or related document) that, in the opinion of the Lead Underwriter, is not prejudicial to the interests of the Subscriber;

(c)

to terminate or not deliver this Subscription Agreement if any condition precedent is not satisfied, in such manner and on such terms and conditions as the Lead Underwriter in its sole discretion may determine; and

(d)	without limiting the generality of the foregoing, to negotiate, settle, execute, deliver and amend, as the case may be, the Underwriting Agreement.

The Subscriber agrees that this power of attorney is irrevocable, is coupled with an interest and has been given for valuable consideration, the receipt and adequacy of which are acknowledged. This power of attorney and other rights and privileges granted under this section will survive any legal or mental incapacity, dissolution, bankruptcy or death of the Subscriber (including any Disclosed Principal). This power of attorney extends to the heirs, executors, administrators, other legal representatives and successors, transferees and assigns of the Subscriber (including any Disclosed Principal). Any person dealing with the Underwriters may conclusively presume and rely upon the fact that any document, instrument or agreement executed by the Underwriters pursuant to this power of attorney is authorized and binding on the Subscriber (including any Disclosed Principal), without further inquiry. The Subscriber (including any Disclosed Principal) agrees to be bound by any representations or actions made or taken by the Underwriters pursuant to this power of attorney, and waives any and all defences that may be available to contest, negate or disaffirm any action of the Underwriters taken in good faith under this power of attorney.

7.          Special Warrant Indenture. The Subscriber, by its execution of this Subscription Agreement, agrees to be bound by the terms and conditions of the Special Warrant Indenture as if it was an original party thereto. The Subscriber acknowledges that, subject to the terms of the Special Warrant Indenture:

(a)

each holder of Special Warrants will be entitled, on surrender of the certificates representing its Special Warrants (including electronic delivery via CDS, if applicable), to exercise such Special Warrants to acquire, without additional payment, the applicable number of Units at any time prior to the Time of Expiry; and

(b)

all of the Special Warrants that have not been exercised on or prior to the Time of Expiry will be exercised on behalf of the holder thereof by the Special Warrant Trustee, without any further action on the part of such holder, immediately before the Time of Expiry, for the applicable number of Units.

8.          Covenants of the Corporation. The Corporation covenants that it will use its best efforts to file a preliminary and (final) short form prospectus qualifying the Common Shares and Warrants underlying the Special Warrants and to obtain a receipt for the (final) short form prospectus from the securities regulatory authorities in each Canadian Offering Jurisdiction on or before July 31, 2014. The covenant of the Corporation contained in this section 8 will survive the Closing and, notwithstanding such Closing or any investigation made by or on behalf of the Subscriber with respect thereto, will continue in full force and effect for the benefit of the Subscriber until the Expiry Date. If the Qualification Date does not occur on or before July 31, 2014, each unexercised Special Warrant will thereafter entitle the holder to receive upon exercise, for no additional consideration, 1.05 Units.

9.          Representations, Warranties and Additional Covenants of the Corporation. By execution of this Subscription Agreement, the Corporation hereby agrees with the Subscriber that the Subscriber shall have the benefit of the representations, warranties and covenants made by the Corporation to the Underwriters as set forth in the Underwriting Agreement, except as amended or waived by the Underwriters, as though the Subscriber were a party thereto. Such representations, warranties and covenants shall form an integral part of this Subscription Agreement and shall survive the closing of the purchase and sale of the Special Warrants and shall continue in full force and effect for the benefit of the Subscriber in accordance with the Underwriting Agreement.

10.        Representations, Warranties, Covenants and Acknowledgements of the Subscriber. By executing this Subscription Agreement, the Subscriber (on its own behalf and, including if applicable, on behalf of each Disclosed Principal) represents, warrants, covenants and acknowledges to and with the Corporation, the Underwriters and the U.S. Affiliates (and acknowledges and agrees that the Corporation, the Underwriters, the U.S. Affiliates and their respective legal counsel are relying thereon) that:

Authorization and Effectiveness

(a)

if the Subscriber is an individual, the Subscriber is of the full age of majority in the jurisdiction in which this Subscription Agreement is executed and is legally competent to execute, deliver and be bound by this Subscription Agreement, to perform all of its obligations hereunder and to undertake all actions required of the Subscriber hereunder;

(b)

if the Subscriber is not an individual, the Subscriber has the requisite power, authority, legal capacity and competence to execute, deliver and be bound by this Subscription Agreement, to perform all of its obligations hereunder and to undertake all actions required of the Subscriber hereunder, all necessary approvals of its directors, partners, shareholders, trustees or otherwise with respect to such matters have been given or obtained and the individual signing this Subscription Agreement has been duly authorized;

(c)	if the Subscriber is a body corporate, the Subscriber is incorporated and validly subsisting under the laws of its jurisdiction of incorporation;

(d)

if the Subscriber is acting as principal, this Subscription Agreement has been duly and validly authorized, executed and delivered by the Subscriber and, when accepted by the Corporation, will constitute a legal, valid and binding obligation enforceable against the Subscriber in accordance with the terms hereof (subject to bankruptcy, insolvency and other laws limiting the enforceability of creditors’ rights and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction);

(e)

if the Subscriber is acting as agent or trustee (including, for greater certainty, a portfolio manager or comparable adviser) for a principal, the Subscriber is duly authorized to execute and deliver this Subscription Agreement and all other necessary documents in connection with such subscription on behalf of such principal, each of whom is subscribing as principal for its own account and not for the benefit of any other person, and this Subscription Agreement has been duly and validly authorized, executed and delivered by or on behalf of, and, when accepted by the Corporation, will constitute a legal, valid and binding obligation enforceable in accordance with the terms hereof (subject to bankruptcy, insolvency and other laws limiting the enforceability of creditors’ rights and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction) against, such principal;

(f)

the execution and delivery of this Subscription Agreement, the performance and compliance with the terms hereof, the subscription for the Special Warrants and the completion of the transactions contemplated hereby will not result in any material breach of, or be in conflict with or constitute a material default under, or create a state of facts which, after notice or lapse of time, or both, would constitute a material default under any term or provision of the constating documents, by-laws or resolutions of the Subscriber or a Disclosed Principal (if not an individual), the Securities Laws or any other applicable law, any agreement to which the Subscriber or a Disclosed Principal is a party or any applicable regulation, judgment, decree, order or ruling;

(g)

the Subscriber is not a person created or used solely to purchase or hold securities in order to comply with or rely upon an exemption from the prospectus requirements of applicable Securities Laws and except as disclosed in writing to the Corporation, the Subscriber does not act jointly or in concert with any other person or company for the purposes of acquiring securities of the Corporation;

Disclosure if Purchasing as Underwriters or Trustee

(h)

if the Subscriber is not subscribing as principal, the Subscriber acknowledges that the Corporation and/or the Underwriters may be required by law to disclose to applicable securities regulatory authorities or stock exchanges information concerning the identities of each beneficial purchaser for whom the Subscriber is acting hereunder;

Residence

(i)

the Subscriber and, if applicable, each Disclosed Principal are resident, or if not an individual, has a head office, in the jurisdiction indicated on the face page of this Subscription Agreement as the “Subscriber’s Residential Address” and the “Disclosed Principal’s Residential Address”, respectively, such address was not created and is not used solely for the purpose of acquiring Special Warrants. The purchase by and sale to the Subscriber of the Special Warrants, and any act, solicitation, conduct or negotiation directly or indirectly in furtherance of such purchase or sale (whether with or with respect to the Subscriber or any Disclosed Principal) has occurred only in such jurisdiction;

Canadian Subscribers

(j)

if the Subscriber is resident in Canada, the Subscriber (or if applicable, the Disclosed Principal) is eligible to purchase the Special Warrants pursuant to an exemption from the prospectus requirements of the Canadian Securities Laws, and the Subscriber has completed, executed and delivered to the Corporation a Subscriber Certificate in the form attached hereto as Schedule B indicating that the Subscriber (or if applicable, the Disclosed Principal) fits within one of the prospectus exemption categories under applicable Canadian Securities Laws as set forth therein, and confirms the truth and accuracy of all representations, warranties and covenants made in such certificate as of the date of this Subscription Agreement and as of the Closing Time;

(k)	the Subscriber (or if applicable, the Disclosed Principal) acknowledges that:

	(i)	no securities commission or similar regulatory authority has reviewed or passed on the merits of the Securities;

	(ii)	there is no government or other insurance covering the Securities;

	(iii)	there are risks associated with the purchase of the Securities;

(iv)

there are restrictions on the Subscriber’s ability to resell the Securities and it is the responsibility of the Subscriber to find out what those restrictions are and to comply with them before selling the Securities; and

(v)

the Corporation has advised the Subscriber that the Corporation is relying on an exemption from the requirements to provide the Subscriber with a prospectus and to sell securities through a person registered to sell securities under the Canadian Securities Laws and, as a consequence of acquiring Securities pursuant to this exemption, certain protections, rights and remedies provided by the Canadian Securities Laws, including statutory rights of rescission or damages, will not be available to the Subscriber;

U.S. Subscribers

(l)

if the Subscriber is, or is subscribing for the account or benefit of, a person in the United States or a U.S. Person, the Subscriber (or any beneficial purchaser) is aware that the Securities have not been and will not be registered under the U.S. Securities Act or the securities laws of any state and the Special Warrants may not be offered or sold, directly or indirectly, in the United States without registration under the U.S. Securities Act or compliance with requirements of an exemption from registration and it acknowledges that the Corporation has no present intention of filing a registration statement under the U.S. Securities Act in respect of the Securities;

(m)	if the Subscriber is, or is subscribing for the account or benefit of, a person in the United States or a U.S. Person, the Subscriber agrees to the additional terms included in Schedule C hereto;

(n)

if the Subscriber is, or is subscribing for the account or benefit of, a person in the United States or a U.S. Person, the Subscriber (and, if applicable, such beneficial purchaser) is a U.S. Accredited Investor purchasing the Special Warrants directly from the Corporation and the Subscriber has completed Schedule C hereto and identified in Schedule C the appropriate category of U.S. Accredited Investor that correctly and in all respects describes the Subscriber (and, if applicable, such beneficial purchaser);

Non-U.S. Subscribers

(o)

unless the Subscriber is, or is subscribing for the account or benefit of, a person in the United States or a U.S. Person and the Subscriber has completed and delivered Schedule C hereto (in which case the Subscriber makes the representations, warranties and covenants therein), the Subscriber acknowledges and agrees that:

(i)

the Special Warrants have not been offered to the Subscriber or any beneficial purchaser for whom it is acting while the Subscriber or such beneficial person, if applicable, was in the United States, and the individuals making the order to purchase the Special Warrants and executing and delivering this Subscription Agreement for the account or benefit of the Subscriber or such beneficial purchaser were not in the United States when the order was placed or when this Subscription Agreement was executed and delivered;

	(ii)	the Subscriber is not in the United States or a U.S. Person and is not purchasing the Special Warrants for the account or benefit of a person in the United States or a U.S. Person;

(iii)

the Subscriber is not purchasing the Special Warrants as the result of any directed selling efforts (as defined in Rule 902(c) of Regulation S under the U.S. Securities Act and, including, but not limited to, any press releases made by the Corporation relating to the proposed Offering of the Special Warrants or any report, notification or summary of the same) made in the United States by the Corporation, a distributor, any of their respective affiliates, or any person acting on behalf of any of the foregoing;

	(iv)	the current structure of this transaction and all transactions and activities contemplated hereunder is not a scheme to avoid the registration requirements of the U.S. Securities Act; and

(v)

the Subscriber or any beneficial purchaser for whom it is acting, if applicable, has no intention to distribute either directly or indirectly any of the Special Warrants in the United States, except in compliance with the U.S. Securities Act and any applicable state securities laws;

International Subscribers

(p)

if the Subscriber (or any Disclosed Principal) is resident in or otherwise subject to the securities laws of any jurisdiction outside of Canada and the United States (the “International Jurisdiction”), then:

	(i)	the Subscriber is not subject to Canadian Securities Laws;

	(ii)	the Subscriber is knowledgeable of, or has been independently advised as to, the applicable securities laws of the International Jurisdiction which would apply to this subscription, if there are any;

(iii)

the Corporation is offering and selling the Special Warrants and the Subscriber is purchasing the Special Warrants pursuant to exemptions from the prospectus and registration requirements under the applicable securities laws of the International Jurisdiction or, if such is not applicable, the Corporation is permitted to offer and sell the Special Warrants and the Subscriber is permitted to purchase the Special Warrants under the applicable securities laws of such International Jurisdiction without the need to rely on exemptions;

(iv)

the applicable securities laws of the International Jurisdiction do not require the Corporation to prepare and/or file any documents or be subject to ongoing reporting requirements or seek any approvals of any kind whatsoever in respect of the offer and sale of the Special Warrants to the Subscriber from any regulatory authority of any kind whatsoever in the International Jurisdiction; and

(v)

the Subscriber will, if requested by the Corporation, deliver to the Corporation a certificate or opinion of local counsel from the International Jurisdiction which will confirm the matters referred to in subparagraphs (iii) and (iv) above to the satisfaction of the Corporation, acting reasonably;

No Prospectus or Undisclosed Information

(q)

the Subscriber understands that the sale of the Special Warrants is conditional upon such sale being exempt from the requirements to file and obtain a receipt for a prospectus or registration statement or to deliver an offering memorandum, and no prospectus or registration statement has been filed by the Corporation with any securities commission or similar regulatory authority in any jurisdiction in connection with the issuance of the Special Warrants. As a result of acquiring the Special Warrants pursuant to such exemptions:

(i)

the Subscriber may be restricted from using some of the protections, rights and remedies otherwise available under Canadian Securities Laws, including statutory rights of rescission or damages in the event of a misrepresentation;

	(ii)	the Subscriber may not receive information that would otherwise be required to be provided to it under Canadian Securities Laws; and

	(iii)	the Corporation is relieved from certain obligations that would otherwise apply under Canadian Securities Laws;

(r)

the Subscriber has not received or been provided with a prospectus, registration statement or offering memorandum, within the meaning of Securities Laws, or any sales or advertising literature in connection with the Offering. The Subscriber’s decision to subscribe for the Special Warrants was not based upon, and the Subscriber has not relied upon, any verbal or written representations as to fact made by or on behalf of the Corporation or the Underwriters and their respective directors, officers, employees, agents and representatives. The Subscriber’s decision to subscribe for the Special Warrants was based solely upon this Subscription Agreement, including the Term Sheet attached hereto as Schedule A, and information about the Corporation which is publicly available (any such information having been obtained by the Subscriber without independent investigation or verification by the Underwriters);

(s)

the Underwriters, its counsel, Baker & McKenzie LLP, and counsel to the Corporation, Meretsky Law Firm, and their respective directors, officers, employees, agents and representatives assume no responsibility or liability of any nature whatsoever for the accuracy or adequacy of any such publicly available information concerning the Corporation or as to whether all information concerning the Corporation that is required to be disclosed or filed by the Corporation under the Securities Laws has been so disclosed or filed;

(t)

except for the Subscriber’s knowledge regarding its subscription for Special Warrants hereunder, the Subscriber has no knowledge of a “material fact” or a “material change” (as those terms are defined in applicable Canadian Securities Laws) in the affairs of the Corporation that has not been generally disclosed;

Investment Suitability

(u)	the Subscriber confirms that the Subscriber and, if applicable, each Disclosed Principal:

	(i)	has such knowledge in financial and business affairs as to be capable of evaluating the merits and risks of its investment in the Securities;

(ii)

is capable of assessing the proposed investment in the Securities as a result of the Subscriber’s own experience or as a result of advice received from a person registered under applicable Canadian Securities Laws;

	(iii)	is aware of the characteristics of the Securities and the risks relating to an investment therein; and

	(iv)	is able to bear the economic risk of loss of its investment in the Securities;

(v)

the Subscriber understands that no securities commission, stock exchange, governmental agency, regulatory body or similar authority has made any finding or determination or expressed any opinion with respect to the merits of investing in the Special Warrants nor is there any government or other insurance covering the Special Warrants;

No Representations

(w)

the Subscriber confirms that neither the Corporation nor the Underwriters nor any of their respective directors, employees, officers, representatives, agents or affiliates have made any representations (written or oral) to the Subscriber:

	(i)	regarding the future value of the Securities;

	(ii)	that any person will resell or repurchase the Securities; or

	(iii)	that any person will refund the purchase price of the Securities other than as provided in this Subscription Agreement;

Limitations on Resale

(x)

the Subscriber and, if applicable, each Disclosed Principal, understands that it may not be able to resell the Securities except in accordance with limited exemptions available under applicable Securities Laws, and that the Subscriber is solely responsible for (and neither the Corporation nor the Underwriters are in any way responsible for) the Subscriber’s and, if applicable, each Disclosed Principal’s compliance with applicable resale restrictions. The Subscriber will comply with all applicable Securities Laws concerning the subscription, purchase, holding and resale of the Securities and will not resell any of the Securities except in accordance with the provisions of applicable Securities Laws. The Subscriber acknowledges that it may not transfer Special Warrants to a U.S. Person or to a person in the United States or to or for the account or benefit of a U.S. Person or a person in the United States unless the Corporation consents in writing (such consent not to be unreasonably withheld or delayed) and, if requested by the Corporation, the Subscriber has delivered to the Corporation a written opinion of counsel reasonably satisfactory to the Corporation stating such transfer would comply with the provisions of applicable Securities Laws;

Legends

(y)

the certificates representing (i) the Special Warrants, and (ii) the Common Shares and Warrants issued upon the exercise of the Special Warrants (if issued prior to the expiry of the applicable hold periods or the Qualification Date), and (iii) the Warrant Shares issued upon exercise of the Warrants (if the applicable Warrants and Warrant Shares are issued prior to the expiry of the applicable hold periods or the Qualification Date) will bear a legend substantially in the following form:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE <insert date that is four (4) months and one (1) day after Closing Date>.”

and may also bear a legend substantially in the following form:

“WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY OR UNDERLYING THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL <insert date that is four (4) months and one (1) day after Closing Date>.”

In addition to the foregoing legends, the certificates representing Securities issued to Subscribers who are, or are subscribing for the account or benefit of, persons in the United States or U.S. Persons, will also bear the legends described in Schedule C of this Subscription Agreement.

Restrictions on Exercise in the United States

(z)

the Subscriber understands that the Warrants may not be exercised in the United States or by or on behalf of a U.S. Person unless an exemption is available from the registration requirements of the U.S. Securities Act and all applicable state securities laws and, if requested by the Corporation, the holder has delivered to the Corporation a written opinion of counsel reasonably satisfactory to the Corporation to such effect; provided, however, that an original Subscriber in the Offering that is in the United States or a U.S. Person will not be required to deliver an opinion of counsel in connection with the exercise of Special Warrants or Warrants purchased in the Offering by such original Subscriber that is in the United States or a U.S. Person, on its own behalf or on behalf of the original beneficial purchaser (if any), at a time when it and such beneficial purchaser (if any) are U.S. Accredited Investors;

No Purchase or Offer in the United States

(aa)

unless the Subscriber is, or is subscribing for the account or benefit of, a person in the United States or a U.S. Person and has duly completed and executed Schedule C hereto, neither the Subscriber nor any person for whom it is acting will (i) offer, sell or otherwise dispose of the Securities in the United States or to, or for the benefit or account of, a person in the United States or a U.S. Person, or (ii) exercise the Special Warrants or Warrants in the United States, unless the Corporation has consented to such offer, sale, disposition or exercise (such consent not to be unreasonably withheld or delayed) and such offer, sale, disposition or exercise is made in accordance with an exemption from the registration requirements under the U.S. Securities Act and the securities laws of all applicable states of the United States or the Corporation has filed, and the U.S. Securities and Exchange Commission has declared effective, a registration statement in respect of such Securities and, if applicable, has complied with the securities laws of all applicable states of the United States;

Not Proceeds of Crime

(bb)

the funds representing the Aggregate Subscription Price which will be advanced by the Subscriber hereunder will not represent proceeds of crime for the purposes of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), as may be amended from time to time (the “PCMLTFA”) and the Subscriber acknowledges that the Corporation may in the future be required by law to disclose the Subscriber’s name and other information relating to this Subscription Agreement and the Subscriber’s subscription hereunder, on a confidential basis, pursuant to the PCMLTFA. To the best of its knowledge: (i) none of the subscription funds to be provided by the Subscriber: (A) have been or will be derived from or related to any activity that is deemed criminal under the law of Canada, the United States, or any other jurisdiction; or (B) are being tendered on behalf of a person or entity who has not been identified to the Subscriber; and (ii) it shall promptly notify the Corporation if the Subscriber (including any Disclosed Principal) discovers that any of such representations cease to be true, and to provide the Corporation with appropriate information in connection therewith;

Personal Information

(cc)

the Subscriber, on its own behalf and, if applicable, on behalf of each beneficial purchaser for whom the Subscriber is contracting hereunder, acknowledges and consents to the fact that the TSXV, its affiliates, authorized agents, subsidiaries and divisions collect personal information in certain information forms which are submitted to the TSXV, including the forms attached hereto as Schedule B and D, and use such information for the following purposes:

(i)

(A) to conduct background checks, (B) to verify the personal information that has been provided about each individual, (C) to consider the suitability of the individual to act as an insider of an issuer, (D) to provide disclosure to market participants as to the security holdings of directors, officers, other insiders and promoters of the issuer, or its associates or affiliates, (E) to conduct enforcement proceedings, and (F) to perform other investigations as required by and to ensure compliance with all applicable rules, policies, rulings and regulations of the TSXV, securities legislation and other legal and regulatory requirements governing the conduct and protection of the public markets in Canada;

(ii)

as part of the above-mentioned process, the TSXV also collects additional personal information from other sources, including but not limited to, securities regulatory authorities in Canada or elsewhere, investigative, law enforcement or self-regulatory organizations, regulations services providers and each of their subsidiaries, affiliates, regulators and authorized agents, to ensure that the purposes set out above can be accomplished; and

	(iii)	the personal information the TSXV collects may also be disclosed:

(A)	to the agencies and organizations in the preceding paragraph, or as otherwise permitted or required by law, and they may use it in their own investigations for the purposes described above; and

(B)	on the website of the TSXV or through printed materials published by or pursuant to the directions of the TSXV.

No Financial Assistance

(dd)	the Subscriber has not received and does not expect to receive any financial assistance from the Corporation directly or indirectly, in respect of the Subscriber’s purchase of the Special Warrants;

Future Financings

(ee)

the Subscriber acknowledges that the Corporation may complete additional financings in the future to develop the proposed business of the Corporation and to fund its ongoing development. There is no assurance that such financings will be available and if available, will be on reasonable terms. Any such future financings may have a dilutive effect on current shareholders, including the Subscriber;

No Advertising

(ff)

the Subscriber has not become aware of any advertisement in printed media of general and regular paid circulation or on radio, television or other form of telecommunication or any other form of advertisement (including electronic display or the Internet including but not limited to the Corporation’s website) or sales literature with respect to the distribution of the Special Warrants or any seminar or meeting whose attendees have been invited by general solicitation or general advertising;

No Other Fees

(gg)

other than the Underwriters, the Subscriber confirms that there is no person acting or purporting to act on behalf of the Subscriber (including any Disclosed Principal), if applicable, in connection with the transactions contemplated herein who is entitled to any brokerage or finder’s fee. If any other person establishes a claim that any fee or other compensation is payable in connection with this subscription for the Special Warrants on account of the Subscriber’s subscription, the Subscriber covenants to indemnify and hold harmless the Corporation and the Underwriters with respect thereto and with respect to all costs reasonably incurred in the defence thereof;

Other Documents

(hh)

if required by Securities Laws or by any securities commission, stock exchange or other regulatory authority, the Subscriber and, if applicable, each Disclosed Principal will execute, deliver, file and otherwise assist the Corporation and/or the Underwriters in filing, such reports, undertakings and other documents with respect to the subscription for and issuance of the Securities;

Subscriber’s Responsibility for Legal and Financial Advice

(ii)

the Subscriber confirms that it and, if applicable, each Disclosed Principal is responsible for obtaining its own legal, tax, investment and other professional advice with respect to the execution, delivery and performance by it of this Subscription Agreement and the transactions contemplated hereunder including the suitability of the Securities as an investment for the Subscriber and, if applicable, each Disclosed Principal, the tax consequences of purchasing and dealing with the Securities, and the resale restrictions and “hold periods” to which the Securities are or may be subject under Securities Laws. The Subscriber has not relied upon any statements made by or purporting to have been made on behalf of the Corporation, the Underwriters or their respective counsel with respect to such matters;

(jj)

the Subscriber acknowledges that the Corporation’s counsel is acting solely as counsel to the Corporation and the Underwriters’ counsel is acting solely as counsel to the Underwriters and, in each case, not as counsel to the Subscriber or, if applicable, to any Disclosed Principal;

Registration

(kk)

neither the Subscriber nor any Disclosed Purchaser is engaged in the business of trading in securities or exchange contracts as a principal or agent and does not hold himself, herself or itself out as engaging in the business of trading in securities or exchange contracts as a principal or agent, or is otherwise exempt from any requirements to be registered as a dealer under National Instrument 31-103 – Registration Requirements and Exemptions; and

Not a Control Person

(ll)

neither the Subscriber nor, if applicable, any Disclosed Principal will become a control person of the Corporation by virtue of its subscription for Special Warrants hereunder and neither the Subscriber nor, if applicable, any Disclosed Principal intends to act in concert with any other person or persons to form a control group of the Corporation.

11.        Reliance on Representations, Warranties, Covenants and Acknowledgements. The Subscriber acknowledges and agrees that the representations, warranties, covenants and acknowledgements made by the Subscriber in this Subscription Agreement, including the schedules hereto, are made with the intention that they may be relied upon by the Corporation, the Underwriters, the U.S. Affiliate and their respective counsel in determining the Subscriber’s eligibility (and, if applicable, the eligibility of others for whom the Subscriber is contracting hereunder) to purchase the Special Warrants under the Securities Laws. The Subscriber further agrees that by accepting the Special Warrants, the Subscriber shall be representing and warranting that such representations, warranties, acknowledgements and covenants are true as at the Closing Time with the same force and effect for the benefit of the Corporation, the Underwriters and the U.S. Affiliate as if they had been made by the Subscriber at the Closing Time and that they shall survive the purchase by the Subscriber of the Special Warrants and shall continue in full force and effect for the benefit of the Corporation, the Underwriters and the U.S. Affiliate notwithstanding any subsequent disposition by the Subscriber of any of the Securities.

12.        Indemnity. The Subscriber acknowledges that the Corporation, the Underwriters, the U.S. Affiliate and their respective counsel are relying upon the representations, warranties, acknowledgements and covenants of the Subscriber set forth herein (including the schedules attached hereto) in determining the eligibility (from a securities law perspective) of the Subscriber (or, if applicable, the eligibility of another on whose behalf the Subscriber is contracting hereunder to subscribe for Special Warrants) to purchase Special Warrants under the Offering, and hereby agrees to indemnify the Corporation, the Underwriters, the U.S. Affiliate and their respective directors, officers, employees, advisers, affiliates, shareholders, representatives and agents (including their respective legal counsel) against all losses, claims, costs, expenses, damages or liabilities that they may suffer or incur as a result of or in connection with their reliance on such representations, warranties, acknowledgements and covenants. The Subscriber undertakes to immediately notify the Corporation, the Underwriters and the U.S. Affiliate of any change in any statement or other information relating to the Subscriber set forth herein that occurs prior to the Closing Time. To the extent that any person entitled to be indemnified hereunder is not a party to this Subscription Agreement, the Corporation, the Underwriters and the U.S. Affiliate, as the case may be, shall obtain and hold the rights and benefits of this Subscription Agreement in trust for, and on behalf of, such person, and such person shall be entitled to enforce the provisions of this section notwithstanding that such person is not a party to this Subscription Agreement.

13.        Contractual Right of Action for Rescission. In the event that a holder of Special Warrants acquires Common Shares or Warrants upon the exercise of the Special Warrants and is or becomes entitled under Canadian Securities Laws to the remedy of rescission by reason of the (final) short form prospectus to be filed by the Corporation in connection herewith or any amendment thereto containing a misrepresentation, such holder will be entitled to rescission with respect to both the exercise of the Special Warrants and the private placement transaction under which the Special Warrants were initially acquired, and will be entitled in connection with such rescission to a full refund from the Corporation of the amount of the Aggregate Subscription Price paid in respect of the Special Warrants. The provisions hereof are a direct contractual right extended by the Corporation alone (but specifically not by the directors, officers or agents of the Corporation or by the Underwriters) to the Subscriber, permitted assignees of the Special Warrants and to holders of the Common Shares or Warrants acquired by such holders on exercise of the Special Warrants, and are in addition to any other right or remedy available to a holder of the Special Warrant under section 130 of the Securities Act (Ontario), and equivalent provisions of the securities legislation of any province or territory in which such holder resides or otherwise at law.

The Corporation agrees that the benefit of the covenant contained in the first paragraph of this section 13 will be deemed to have passed with any permitted assignment or transfer of the Special Warrants in accordance with the terms thereof and the Corporation agrees to explicitly extend the benefit of such covenant to any permitted assignee or transferee of the Special Warrants as if it were the original subscriber.

The foregoing contractual rights of action for rescission will be subject to the defences, limitations and other provisions described under section 130 of the Securities Act (Ontario) and the equivalent provisions of the securities legislation of any jurisdiction in which any Subscriber of the Special Warrants resides, each of which is incorporated herein by reference. No action may be commenced to enforce the foregoing rights of action for rescission more than 180 days after payment is made for the Special Warrants.

14.        Underwriters’ Commissions. The Subscriber understands that in connection with the issue and sale of the Special Warrants pursuant to the Offering, the Underwriters will receive from the Corporation a commission equal to 6.0% of the gross proceeds received by the Corporation from the Offering.

No other fee or commission is payable by the Corporation in connection with the completion of the Offering. However, the Corporation will pay certain fees and expenses of the Underwriters in connection with the Offering as set out in the Underwriting Agreement.

15.        Subscriber’s Costs. The Subscriber acknowledges and agrees that all costs incurred by the Subscriber (including any fees and disbursements of any counsel retained by the Subscriber) relating to the sale of the Special Warrants to the Subscriber shall be borne by the Subscriber.

16.        Notices. Any notice, direction or other instrument required or permitted to be given to any party hereto shall be in writing and shall be sufficiently given if delivered personally or by courier or transmitted by facsimile or other form of electronic communication during the transmission of which no indication of failure of receipt is communicated to the sender and for which evidence of delivery is obtained, as follows:

(a)	in the case of the Corporation, to:

Sphere 3D Corporation
240 Matheson Blvd. East
Mississauga, ON L4Z 1X

Attention:               Scott Worthington, CFO
Facsimile:                (905) 282-9966
Email:                        Scott.Worthington@Sphere3D.com

(b)	in the case of the Subscriber, at the address and facsimile number specified on the face page hereof, with a copy to:

Cormark Securities Inc.
Royal Bank Plaza, South Tower
200 Bay Street, Suite 2800
Toronto, ON M5J 2J2

Attention:               Jeff Kennedy
Fax:                          (416) 943-6499
Email:                       jkennedy@cormark.com

or to such other address, facsimile number, email address or person that the party designates by notice given in accordance with the foregoing provisions. Any such notice: (i) if delivered personally or by courier, shall be deemed to have been given and received on the date of such delivery provided that if such day is not a business day then it shall be deemed to have been given and received on the first business day following such day; and (ii) if transmitted by facsimile or other form of electronic communication, shall be deemed to have been given on the date of transmission if sent before 5:00 p.m. on a business day or, if not before 5:00 p.m., on the first business day following the date of transmission provided that the sender has evidence of a successful transmission such as a fax confirmation or electronic delivery receipt.

17.        Interpretation. The headings used in this Subscription Agreement have been inserted for convenience of reference only and shall not affect the meaning or interpretation of this Subscription Agreement or any provision hereof. Words importing the singular number only shall include the plural and vice versa. In this Subscription Agreement, unless otherwise indicated, all references to money amounts are to Canadian dollars.

18.        No Partnership. Nothing herein shall constitute or be construed to constitute a partnership of any kind whatsoever between the Subscriber and the Corporation.

19.        Governing Law. The contract arising out of acceptance of this Subscription Agreement by the Corporation shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. The parties irrevocably attorn to the jurisdiction of the courts of the Province of Ontario.

20.        Time of Essence. Time shall be of the essence of this Subscription Agreement.

21.        Entire Agreement. This Subscription Agreement represents the entire agreement of the parties hereto relating to the subject matter hereof, and there are no representations, covenants or other agreements relating to the subject matter hereof except as stated or referred to herein.

22.        Electronic Copies. The Corporation shall be entitled to rely on delivery of a facsimile or portable document format (“pdf”) copy of executed subscriptions, and acceptance by the Corporation of such facsimile or pdf subscriptions shall be legally effective to create a valid and binding agreement between the Subscriber and the Corporation in accordance with the terms hereof.

23.        Counterpart. This Subscription Agreement may be executed in one or more counterparts each of which so executed shall constitute an original and all of which together shall constitute one and the same agreement. Delivery of counterparts may be effected by facsimile or pdf transmission thereof.

24.        Severability. The invalidity, illegality or unenforceability of any provision of this Subscription Agreement shall not affect the validity, legality or enforceability of any other provision hereof.

25.        Enurement. This Subscription Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors (including any successor by reason of the amalgamation or merger of any party) and permitted assigns.

26.        Assignment. Neither party may assign all or part of its interest in or to this Subscription Agreement without the consent of the other party in writing.

27.        Amendment. Except as otherwise provided herein, this Subscription Agreement may only be amended by the parties hereto in writing.

28.        Further Assurances. Each party hereto from time to time at the request of the other party hereto, whether before or after Closing Time, shall do such further acts and execute and deliver such further instruments, deeds and documents as shall be reasonably required in order to fully perform and carry out the provisions of this Subscription Agreement. The parties hereto agree to act honestly and in good faith in the performance of their respective obligations hereunder.

29.        Language. The Subscriber acknowledges that it has consented to and requested that all documents evidencing or relating in any way to the sale of the Special Warrants be drawn up in the English language only. Le souscripteur reconnaît par les présentes avoir consenti et exigé que tous les documents faisant foi ou se rapportant de quelque manière à la vente des bons de unités soient rédigés en anglais seulement.

COLLECTION OF PERSONAL INFORMATION

This Subscription Agreement and the schedules hereto require the Subscriber to provide certain personal information (respecting the Subscriber and, if applicable, the beneficial purchaser for whom the Subscriber is contracting) to the Corporation and the Underwriters. (Personal information includes “personal information” as that term is defined under applicable privacy legislation, including without limitation, the Personal Information Protection and Electronic Documents Act (Canada) and any other applicable similar replacement or supplemental provincial or federal legislation or laws and the policies of the TSXV in effect from time to time). Such information is being collected for the purposes of completing the Offering, which includes, without limitation, determining the eligibility of the Subscriber or, if applicable, the beneficial purchaser for whom the Subscriber is contracting, to purchase the Securities under applicable securities laws, preparing and registering certificates representing the Securities to be issued hereunder and completing filings required under applicable Securities Laws or by any stock exchange, the Investment Industry Regulatory Organization of Canada and/or securities regulatory authorities.

In addition, such personal information may be used or disclosed by the Corporation for the purpose of administering the Corporation’s relationship with the Subscriber or, if applicable, the beneficial purchaser for whom the Subscriber is contracting. For example, such personal information may be used by the Corporation to communicate with the Subscriber or, if applicable, the beneficial purchaser for whom the Subscriber is contracting (such as by providing annual or quarterly reports), to prepare tax filings and forms or to comply with its obligations under taxation, securities and other laws (such as maintaining a list of holders of shares).

In connection with the foregoing, the personal information of the Subscriber or, if applicable, the beneficial purchaser for whom the Subscriber is contracting, may be disclosed by the Corporation or the Underwriters to: (i) any stock exchanges or securities regulatory or taxation authorities; (ii) the Corporation’s registrar and transfer agent (if applicable); and (iii) any of the other parties involved in the Offering, including legal counsel, and may be included in record books prepared in respect of the Offering.

By executing this Subscription Agreement, the Subscriber (on its own behalf and, if applicable, on behalf of the beneficial purchaser for whom the Subscriber is contracting) hereby consents to the collection, use and disclosure of such personal information. The Subscriber (on its own behalf and, if applicable, on behalf of the beneficial purchaser for whom the Subscriber is contracting) also consents to the filing of copies or originals of any of the documents provided to the Corporation or the Underwriters by or on behalf of the Subscriber with any securities regulatory authority in relation to the transactions contemplated by this Subscription.

The Subscriber acknowledges that the Subscriber’s personal information and the personal information of any Disclosed Principal may be delivered to the Ontario Securities Commission and is thereby being collected indirectly by the Ontario Securities Commission under the authority granted to it in securities legislation for the purposes of administration and enforcement of the securities legislation of Ontario. The public official in Ontario who can answer questions about the Ontario Securities Commission’s indirect collection of personal information is: Administrative Support Clerk to the Director of Corporate Finance, Suite 1903, Box 5520, Queen Street West, Toronto, Ontario, M5H 3S8, Telephone (416) 593-3684.

SCHEDULE A

TERM SHEET – SPHERE 3D CORPORATION

Issuer:	Sphere 3D Corporation (the “Company”).

Offering:	Treasury offering of 1,176,500 special warrants (the “Special Warrants”) before giving effect to the Underwriters’ Option.

Issue Price:	$8.50 per Special Warrant.

Gross Proceeds:	$10,000,250.

Underwriters’ Option

The Company has granted the Underwriters an option (the “Underwriters’ Option”), exercisable in whole or in part, at the Issue Price at any time until the closing of the Offering, to purchase up to an additional 15% of the Offering (176,475 Special Warrants).

Special Warrants:

Each Special Warrant shall be issued under a special warrant indenture and shall entitle the holder thereof to receive, subject to adjustment in certain circumstances and the Penalty Provision (as defined below) and without payment of additional consideration, one unit of the Company (a “Unit”). Each Unit will be comprised of one common share (a “Common Share”) in the capital of the Company and one-half of one Common Share purchase warrant (each full warrant, a “Warrant”). Each Warrant will entitle the holder to acquire one Common Share at a price of $11.50 for a period of two years following the Closing Date (as defined below). The Special Warrants will be exercisable by the holders thereof at any time after the Closing Date for no additional consideration.

All unexercised Special Warrants shall be deemed exercised on behalf of, and without any required action on the part of, the holders (including payment of additional consideration) at the earlier of:

(i)

the third business day following the date on which a final receipt (the “Final Receipt”) is obtained from the Ontario Securities Commission (the “OSC”), on behalf of the securities regulatory authorities in each of the Canadian Offering Jurisdictions (as defined below), for the filing of a (final) short form prospectus (the “Final Prospectus”) pursuant to National Instrument 44-101 qualifying for distribution the Common Shares and Warrants to be issued upon exercise or deemed exercise of the Special Warrants (the “Qualification Date”); and

(ii)	4:59 p.m. (Toronto time) on the date which is four months and a day following the Closing Date.

If the Qualification Date has not occurred on or before July 31, 2014 (the “Qualification Deadline”), each Special Warrant shall thereafter entitle the holder to receive upon exercise, for no additional consideration, 1.05 Units (the “Penalty Provision”). The Units issuable pursuant to the Penalty Provision shall be qualified under the Final Prospectus. In the event that the Company fails to obtain the Final Receipt by the Qualification Deadline, the Company shall continue to use its best efforts to obtain the Final Receipt as soon as possible following the Qualification Deadline.

A - 2

Use of Proceeds:	The net proceeds of the Offering will be used to advance to Overland Storage Inc. (“Overland”) an interim financing loan and for working capital purposes.

Offering Jurisdictions:

Offered on an underwritten private placement basis in: (i) each of the Provinces of British Columbia, Alberta, Ontario and such other provinces and territories of Canada as may be agreed by the Lead Underwriter and the Company (the “Canadian Offering Jurisdictions”); (ii) the United States on a private placement basis pursuant to an exemption from the registration requirements of the United States Securities Act of 1933, as amended; and (iii) jurisdictions outside of Canada and the United States, in each case in accordance with all applicable laws provided that no prospectus, registration statement or similar document is required to be filed in such jurisdiction.

Listing:

Application will be made to list the Common Shares underlying the Special Warrants and the Common Shares underlying the Warrants on the TSX Venture Exchange (the “TSXV”). The existing common shares of the Company are listed on the TSXV under the symbol “ANY”.

Reporting Issuer and Resale:

The Company is currently a reporting issuer under securities legislation in Ontario, Alberta and British Columbia. Until the Final Receipt is obtained, the Special Warrants (and any underlying securities) will be subject to a statutory hold period in Canada which extends to four months and one day after the Closing Date.

Eligibility:	Eligible for RRSPs, RRIFs and TFSAs.

Commission:	6% of the gross proceeds from the sale of the Special Warrants (including any exercise of the Underwriters’ Option).

Black-Out Period:

The Company agrees not to issue any Common Shares or securities convertible into Common Shares for a period of 120 days from the closing of the Offering without the prior written consent of the Lead Underwriter, in all cases such consent not to be unreasonably withheld or delayed, except in conjunction with: (i) the grant or exercise of stock options and other similar issuances pursuant to the share incentive plan of the Company and other share compensation arrangements; (ii) the exercise of outstanding warrants or convertible debt (including for greater certainty, the convertible debentures issued by the Company to Cyrus Capital L.P. and/or its affiliates (collectively, “Cyrus”) on March 21, 2014); (iii) the supply agreement dated July 21, 2013 between Overland and the Company; (iv) the acquisition of V3 Systems Inc. and transactions related thereto; and (v) the acquisition of Overland and transactions related thereto as more particularly set forth in the Agreement and Plan of Merger dated May 15, 2014 (including, for greater certainty, in connection with issuance of or assumption of the convertible debentures issued by Overland to Cyrus).

Closing Date:	On or before June 3, 2014.

SCHEDULE B

NON-U.S. SUBSCRIBER CERTIFICATE

TO:	SPHERE 3D CORPORATION (the “Corporation”)

AND TO:	CORMARK SECURITIES INC., JACOB SECURITIES INC. AND PARADIGM CAPITAL INC.
(collectively, the “Underwriters”)

Reference is made to the subscription agreement between the Corporation and the undersigned (referred to herein as the “Subscriber”) dated as of the date hereof (the “Subscription Agreement”). Upon execution of this Subscriber Certificate by the Subscriber, this Subscriber Certificate shall be incorporated into and form a part of the Subscription Agreement.

Terms not otherwise defined herein have the meanings attributed to them in the Subscription Agreement and in National Instrument 45-106 – Prospectus and Registration Exemptions (“NI 45-106”) promulgated under applicable Canadian Securities Laws. All monetary references are in Canadian dollars.

In connection with the purchase of special warrants (“Special Warrants”) of the Corporation by the Subscriber, the Subscriber represents, warrants and covenants (on its own behalf and, if applicable, on behalf of those for whom the Subscriber is contracting under the Subscription Agreement) and certifies to the Corporation and acknowledges that the Corporation is relying thereon that:

General

A.	one of the following clauses (i), (ii) or (iii) applies:

(i)

the Subscriber is resident in or otherwise subject to the laws of the jurisdiction set out as the “Subscriber’s Residential Address” on the face page of the Subscription Agreement and is purchasing as principal for its own account and not for the benefit of any other person;

(ii)

the Subscriber is contracting hereunder on behalf of a Disclosed Principal and such Disclosed Principal is resident in or otherwise subject to the laws of the jurisdiction set out as the “Disclosed Principal’s Residential Address” on the face page of the Subscription Agreement and is purchasing as principal for its own account and not for the benefit of any other person; or

(iii)

the Subscriber is deemed to be purchasing as principal pursuant to NI 45-106 with respect to a purchase of the Special Warrants, by virtue of the fact that it is a trust company or trust corporation described in clause (p) of the definition of “accredited investor” in Section B below and is not a trust company or trust corporation registered under the laws of Prince Edward Island that is not registered or authorized under the Trust and Loan Companies Act (Canada) or under comparable legislation in another jurisdiction of Canada, or by virtue of the fact that it is a person or company described in clause (q) of the definition of “accredited investor” in clause B below; and

Prospectus Exemptions

B.	one of the following clauses (i) or (ii) applies (check applicable category):

(i)

the Subscriber or the Disclosed Principal, as applicable, is, as of the date hereof, and will be, as of the Closing Date, an “accredited investor”, as such term is defined in NI 45-106, by virtue of the fact that the Subscriber or the Disclosed Principal, as applicable, falls within one or more of the following categories checked below:

(a)	a Canadian financial institution, or a Schedule III bank;	[ ]

(b)	the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada);	[ ]

(c)

a subsidiary of any person referred to in paragraphs (a) or (b), if the person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary;

[ ]

(d)

a person registered under the securities legislation of a jurisdiction of Canada as an adviser or dealer, other than a person registered solely as a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

[ ]

(e)	an individual registered or formerly registered under the securities legislation of a jurisdiction of Canada as a representative of a person referred to in paragraph (d);	[ ]

(f)	the Government of Canada or a jurisdiction of Canada, or any crown corporation, agency or wholly owned entity of the Government of Canada or a jurisdiction of Canada;	[ ]

(g)

a municipality, public board or commission in Canada and a metropolitan community, school board, the Comité de gestion de la taxe scolaire de l’île de Montréal or an intermunicipal management board in Québec;

[ ]

(h)	any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government;	[ ]

(i)	a pension fund that is regulated by the Office of the Superintendent of Financial Institutions (Canada) or a pension commission or similar regulatory authority of a jurisdiction of Canada;	[ ]

(j)	an individual who, either alone or with a spouse, beneficially owns financial assets having an aggregate realizable value that before taxes, but net of any related liabilities, exceeds $1,000,000;	[ ]

(k)

an individual whose net income before taxes exceeded $200,000 in each of the 2 most recent calendar years or whose net income before taxes combined with that of a spouse exceeded $300,000 in each of the 2 most recent calendar years and who, in either case, reasonably expects to exceed that net income level in the current calendar year;

[ ]

(l)	an individual who, either alone or with a spouse, has net assets of at least $5,000,000;	[ ]

(m)

a person, other than an individual or investment fund, that has net assets of at least $5,000,000 as shown on its most recently prepared financial statements (prepared in accordance with applicable generally accepted accounting principles), and that was not created or used solely to purchase or hold the Special Warrants as an accredited investor;

[ ]

(n)	an investment fund that distributes or has distributed its securities only to	[ ]
(i) a person that is or was an accredited investor at the time of the distribution,
(ii) a person that acquires or acquired securities in the circumstances referred to in sections 2.10 [Minimum amount investment], or 2.19 [Additional investment in investment funds] of NI 45-106, or
(iii) a person described in paragraph (i) or (ii) that acquires or acquired securities under section 2.18 [Investment fund reinvestment] of NI 45-106,

(o)

an investment fund that distributes or has distributed securities under a prospectus in a jurisdiction of Canada for which the regulator or, in Québec, the securities regulatory authority, has issued a receipt;

[ ]

(p)

a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, acting on behalf of a fully managed account managed by the

[ ]

trust company or trust corporation, as the case may be;

(q)	a person acting on behalf of a fully managed account managed by that person, if that person	[ ]
(i) is registered or authorized to carry on business as an adviser or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction, and
(ii) in Ontario, is purchasing a security that is not a security of an investment fund;

(r)

a registered charity under the Income Tax Act (Canada) that, in regard to the trade, has obtained advice from an eligibility adviser or an adviser registered under the securities legislation of the jurisdiction of the registered charity to give advice on the securities being traded;

[ ]

(s)	an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) to (d) or paragraph (i) in form and function;	[ ]

(t)

a person in respect of which all of the owners of interests, direct, indirect or beneficial, except the voting securities required by law to be owned by directors, are persons that are accredited investors;

[ ]

(u)	an investment fund that is advised by a person registered as an adviser or a person that is exempt from registration as an adviser; or	[ ]

(v)	a person that is recognized or designated by the securities regulatory authority or, except in Ontario and Québec, the regulator as an accredited investor; or	[ ]

(ii)

if not purchasing under clause (i), above, the Aggregate Subscription Price of the Special Warrants purchased by the Subscriber or the Disclosed Principal, as the case may be, is not less than $150,000 paid in cash at the time of the distribution and the Subscriber or the Disclosed Principal, as the case may be, has not been created or used solely to purchase or hold securities in reliance on this exemption.

The foregoing representations are true and accurate as of the date of this certificate and will be true and accurate as of the Closing Date. If any such representation shall not be true and accurate prior to the Closing Date, the undersigned shall give immediate written notice of such fact to the Corporation.

Dated: __________________, 2014
Name of Subscriber

Name of witness (if the Subscriber is an individual)	Signature of Subscriber

Signature of witness	If the Subscriber is a corporation, print name and
title of Authorized Signing Officer

SCHEDULE C

UNITED STATES SUBSCRIBERS REPRESENTATION LETTER

This Representation Letter is being delivered in connection with the execution and delivery of the Subscription Agreement of the undersigned subscriber (the “Subscriber”) in connection with the purchase of Special Warrants (the “Special Warrants” and, together with the Units, the Common Shares forming part of the Units, the Warrants and the Warrant Shares, collectively, the “Securities”) of Sphere 3D Corporation (the “Corporation”). Capitalized terms used herein and not defined herein will have the meanings ascribed thereto in the Subscription Agreement. The Subscriber represents, warrants and covenants (which representations, warranties and covenants will survive the Closing Date) on its own behalf and, if applicable, on behalf of any beneficial purchaser for whom the Subscriber is contracting hereunder to and with the Corporation, the Underwriters and the U.S. Affiliate and acknowledges that the Corporation, the Underwriters, U.S. Affiliate and their respective counsel are relying thereon that:

(a)

The Subscriber is (i) purchasing the Special Warrants as principal for its own account and not for the benefit of any other Person and it is an institutional “accredited investors” who satisfies one or more of the criteria of Rule 501(a)(1), (2), (3) or (7) of Regulation D under the U.S. Securities Act) (a “U.S. Accredited Investor”); or (ii) subscribing for the Special Warrants as agent for a beneficial purchaser disclosed on the execution page of this Subscription Agreement, in a transaction in which the Subscriber is exercising sole investment discretion with respect to the purchase of the Special Warrants and the Subscriber and each disclosed purchaser for whom it is acting is a U.S. Accredited Investor and is purchasing as principal for its own account and not for the benefit of any other person; and the Subscriber has initialled the category of U.S. Accredited Investor applicable to the Subscriber and any beneficial purchaser below.

(b)

The Subscriber (and, if the Subscriber is acting on behalf of a beneficial purchaser, such beneficial purchaser) is a U.S. Accredited Investor as a result of satisfying the requirements of the paragraphs below that the Subscriber has indicated (the line identified as “BP” is to be initialled by the undersigned if the beneficial purchaser, if any, satisfies the requirements of the corresponding paragraph).

______	any bank as defined in Section 3(a)(2) of the U.S. Securities Act or any savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act
______(BP)	whether acting in its individual or fiduciary capacity;

______	any broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of
1934;
______(BP)

______	any insurance company as defined in Section 2(a)(13) of the U.S. Securities Act;

______(BP)

______	any investment company registered under the Investment Company Act of 1940, or a business development company as defined in Section 2(a)(48) of that Act;
______(BP)

______	any Small Business Investment Company licensed by the U.S. Small Business
Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958;
______(BP)

______	any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if
______(BP)	such plan has total assets in excess of US$5,000,000;

______	any employee benefit plan within the meaning of the Employee Retirement Income
Security Act of 1974, if the investment decision is made by a plan fiduciary, as defined in
______(BP)	Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of US$5,000,000, or, if a self-directed plan, with investment decisions made solely by persons that are U.S. Accredited Investors;

______	any private business development company as defined in Section 202(a)(22) of the
Investments Advisers Act of 1940;
______(BP)

______	any organization described in section 501(c)(3) of the Internal Revenue Code of 1986, corporation, Massachusetts or similar business trust, or partnership not formed for the
______(BP)	specific purpose of acquiring the Special Warrants, with total assets in excess of
US$5,000,000; or

______	any trust with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the Special Warrants, whose purchase is directed by a sophisticated person, being
______(BP)	defined as a person who has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the prospective investment.

(c)

The Subscriber has not purchased the Special Warrants as a result of any form of “general solicitation” or “general advertising” (as those terms are used in Rule 502(c) of Regulation D), including, without limitation, advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or the Internet or broadcast over radio, television, or the Internet or any seminar or meeting whose attendees have been invited by general solicitation or general advertising.

(d)

The Subscriber has had access to such information concerning the Corporation as it has considered necessary or appropriate in connection with its investment decision to acquire the Special Warrants and has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its investment and it is able to bear the economic risk of loss of its investment in the Special Warrants.

(e)

The Subscriber understands and acknowledges that none of the Securities have been or will be registered under the U.S. Securities Act or the securities laws of any state, and that the Special Warrants are being offered and sold to a limited number of U.S. Accredited Investors in transactions exempt from registration under the U.S. Securities Act and applicable state securities laws; accordingly, the Securities are or will be when issued, as applicable, “restricted securities” within the meaning of Rule 144(a)(3) of the U.S. Securities Act.

(f)

The Subscriber, and each beneficial purchaser, if any, is acquiring the Special Warrants for investment purposes only and not with a view to any resale, distribution or other disposition of Special Warrants in violation of United States federal or state securities laws, and the Subscriber acknowledges that the exemption from registration under the U.S. Securities Act and applicable state securities laws depends, among other things, upon the bona fide nature of the investment intent expressed herein.

(g)

The Subscriber understands that if it (or any beneficial purchaser on whose behalf it is acting) decides to offer, sell, pledge or otherwise transfer any of the Securities they may be offered, sold, pledged or otherwise transferred only (i) to the Corporation, (ii) outside the United States in compliance with Rule 904 of Regulation S and in compliance with applicable local laws and regulations, (iii) pursuant to a registration statement that has been declared effective under the U.S. Securities Act and is available for resale of the Securities, or (iv) in compliance with an exemption from registration under the U.S. Securities Act including Rule 144 or Rule 144A thereunder, if available, and, in each case, in compliance with any applicable state securities laws. The Subscriber further understands and agrees that in the event of a transfer pursuant to the foregoing clause (ii) or (iv), the Corporation will require a legal opinion of counsel of recognized standing, or other evidence, reasonably satisfactory to the Corporation that such transfer is exempt from registration under the U.S. Securities Act and applicable state securities laws.

(h)

The Subscriber understands that upon the original issuance thereof, and until such time as the same is no longer required under applicable requirements of the U.S. Securities Act or applicable state securities laws, certificates representing the Securities and all certificates issued in exchange therefore or in substitution thereof, will bear the following legends (in addition to those set forth in Section 10(y) of the Subscription Agreement):

“THE SECURITIES REPRESENTED HEREBY [AND IF SPECIAL WARRANTS OR WARRANTS, THE FOLLOWING SHALL BE ADDED: AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF] HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) OR ANY STATE SECURITIES LAWS, AND MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH LOCAL LAWS AND REGULATIONS, (C) PURSUANT TO A REGISTRATION STATEMENT THAT HAS BEEN DECLARED EFFECTIVE UNDER THE U.S. SECURITIES ACT AND IS AVAILABLE FOR RESALE OF THE SECURITIES, OR (D) IN COMPLIANCE WITH AN EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT, INCLUDING RULE 144 OR RULE 144A THEREUNDER, IF AVAILABLE, AND, IN EACH CASE, IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS. THE HOLDER FURTHER UNDERSTANDS AND AGREES THAT IN THE EVENT OF A TRANSFER PURSUANT TO THE FOREGOING CLAUSE (B) OR (D), THE CORPORATION WILL REQUIRE A LEGAL OPINION OF COUNSEL OF RECOGNIZED STANDING OR OTHER EVIDENCE REASONABLY SATISFACTORY TO THE CORPORATION THAT SUCH TRANSFER IS EXEMPT FROM REGISTRATION UNDER THE U.S. SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.”

provided, that if the Securities are being sold outside the United States in compliance with the requirements of Rule 904 of Regulation S at a time when the Corporation is a “foreign issuer”, as defined in Rule 902(e) of Regulation S at the time of sale, the legend set forth above may be removed by providing an executed declaration to the registrar and transfer agent of the Corporation and to the Corporation, in substantially the form set forth as Annex A hereto (or in such other form as the Corporation may prescribe from time to time) and, if requested by the Corporation or the registrar and transfer agent, an opinion of counsel of recognized standing in form and substance satisfactory to the Corporation and the registrar and transfer agent to the effect that such sale is being made in compliance with Rule 904 of Regulation S;

provided further, that if any of the Securities are being sold pursuant to Rule 144 under the U.S. Securities Act and in compliance with any applicable state securities laws, the legend may removed by delivery to the Corporation’s registrar and transfer agent of an opinion satisfactory to the Corporation and its registrar and transfer agent to the effect that the legend is no longer required under applicable requirements of the U.S. Securities Act or applicable state securities laws.

(i)

The Subscriber understands that the Special Warrants and Warrants may not be exercised in the United States or by or on behalf of a U.S. Person unless an exemption is available from the registration requirements of the U.S. Securities Act and all applicable state securities laws and the holder has delivered to the Corporation a written opinion of counsel reasonably satisfactory to the Corporation to such effect; provided, however, that an original Subscriber in the Offering that is in the United States or a U.S. Person will not be required to deliver an opinion of counsel in connection with the exercise of Special Warrants or Warrants purchased or acquired in the Offering by such original Subscriber that is in the United States or a U.S. Person, on its own behalf or on behalf of the original beneficial purchaser (if any), at a time when it and such beneficial purchaser (if any) are U.S. Accredited Investors.

(j)	The Subscriber understands that all certificates representing the Warrants will bear the following legend:

“THESE WARRANTS AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) OR UNDER ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE CORPORATION THAT SUCH SECURITIES MAY NOT BE EXERCISED IN THE UNITED STATES OR BY OR ON BEHALF OF A U.S. PERSON UNLESS AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT AND ALL APPLICABLE STATE SECURITIES LAWS IS AVAILABLE. THE TERMS “UNITED STATES” AND “U.S. PERSON” ARE AS DEFINED IN REGULATION S UNDER THE U.S. SECURITIES ACT.”

(k)

The Subscriber consents to the Corporation making a notation on its records or giving instruction to the registrar and transfer agent of the Corporation in order to implement the restrictions on transfer and exercise with respect to the Securities set forth and described herein.

(l)

The Subscriber understands that the Corporation (i) is under no obligation to remain a “foreign issuer” (as defined in Rule 902(e) of Regulation S), (ii) may not be a “foreign issuer” at a time when the Subscriber wishes to transfer the Securities, and (iii) may engage in one or more transactions which could cause the Corporation not to be a “foreign issuer”. The Subscriber further understands and acknowledges that the loss of the Corporation’s “foreign issuer” status would impede the Subscriber’s ability to remove the restrictive U.S. legend from the Securities in connection with any resale outside the United States.

(m)

The Subscriber understands that the Corporation is not obligated to file and, except as disclosed in its publicly filings made on SEDAR (www.sedar.com), has no present intention of filing with the U.S. Securities and Exchange Commission or with any state securities administrator any registration statement in respect of resales of the Securities in the United States.

(n)

The Subscriber understands and agrees that the financial statements of the Corporation have been prepared in accordance with International Financial Reporting Standards, which differ in some respects from United States generally accepted accounting principles, and thus may not be comparable to financial statements of United States companies.

(o)

The Subscriber understands and agrees that there may be material tax consequences to it of an acquisition, holding, exercise or disposition of the Securities. The Corporation gives no opinion and makes no representation with respect to the tax consequences to the Subscriber under United States, state, local or foreign tax law of its acquisition, holding, exercise or disposition of the Securities, and the Subscriber acknowledges that it is solely responsible for determining the tax consequences to it with respect to its investment, including whether the Corporation will at any given time be deemed a “passive foreign investment company” within the meaning of Section 1297 of the United States Internal Revenue Code of 1986, as amended.

(p)

The Subscriber is aware that its ability to enforce civil liabilities under the United States federal securities laws may be affected adversely by, among other things: (i) the fact that the Corporation is organized under the laws of Canada; (ii) some or all of the directors and officers may be residents of countries other than the United States; and (iii) all or a substantial portion of the assets of the Corporation and such persons may be located outside the United States.

(q)

The office or other address of the Subscriber at which the Subscriber received and accepted the offer to purchase the Special Warrants is the address listed as the “Subscriber’s Residential Address” on the face page of the Subscription Agreement.

(r)

that the funds representing the Aggregate Subscription Price which will be advanced by the Subscriber to the Corporation hereunder will not represent proceeds of crime for the purposes of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act (the “PATRIOT Act”) and the Subscriber acknowledges that the Issuer may in the future be required by law to disclose the Subscriber's name and other information relating to the subscription agreement and the Subscriber's subscription hereunder, on a confidential basis, pursuant to the PATRIOT Act. No portion of the Aggregate Subscription Price to be provided by the Subscriber (i) has been or will be derived from or related to any activity that is deemed criminal under the laws of the United States, or any other jurisdiction, or (ii) is being tendered on behalf of a person or entity who has not been identified to or by the Subscriber, and it shall promptly notify the Issuer if the Subscriber discovers that any of such representations ceases to be true and provide the Issuer with appropriate information in connection therewith

(s)	The provisions of this Representation Letter will be true and correct both as of the date of execution of this Subscription Agreement and as of the Closing Date.

The Subscriber undertakes to notify the Corporation immediately of any change in any representation, warranty or other information relating to the Subscriber or, if applicable, the beneficial purchaser set forth herein, which takes place prior to the Closing Date.

DATED at __________________________this ___ day of , 2014.

If a Corporation, Partnership or Other Entity:

Name of Entity

Type of Entity

Signature of Person Signing

Print or Type Name and Title of Person Signing

ANNEX A TO SCHEDULE C

FORM OF DECLARATION FOR REMOVAL OF LEGEND

TO:	Sphere 3D Corporation

AND TO:	The registrar and transfer agent for the securities of Sphere 3D Corporation

            The undersigned (A) acknowledges that the sale of the securities of Sphere 3D Corporation (the “Corporation”) to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) and (B) certifies that (1) the undersigned is not an “affiliate” of the Corporation as that term is defined in Rule 405 under the U.S. Securities Act, a “distributor” or an affiliate of “distributor”, (2) the offer of such securities was not made to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States or (b) the transaction was executed on or through the facilities of a “designated offshore securities market” (as defined in Rule 902 of Regulation S under the U.S. Securities Act) and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person acting on their behalf has engaged or will engage in any “directed selling efforts” in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of “washing-off” the resale restrictions imposed because the securities are “restricted securities” as that term is described in Rule 144(a)(3) under the U.S. Securities Act, (5) the seller does not intend to replace such securities sold in reliance on Rule 904 of the U.S. Securities Act with fungible unrestricted securities, and (6) the contemplated sale is not a transaction, or part of a series of transactions, which, although in technical compliance with Regulation S under the U.S. Securities Act, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act. Unless otherwise specified, terms set forth above in quotation marks have the meanings given to them by Regulation S under the U.S. Securities Act.

            The undersigned in making this Declaration acknowledges that the Corporation is relying on the contents hereof and hereby agrees to indemnify and hold harmless the Corporation for any and all liability, losses, claims and demands in any way related to the subject matter of this Declaration.

DATED at __________________________ this _______day of _______________, 20__.

By: _____________________________________________
Name:
Title:

AFFIRMATION BY SELLER’S BROKER-DEALER (REQUIRED FOR SALES IN ACCORDANCE WITH SECTION (B)(2)(B) ABOVE)

We have read the foregoing representations of our customer, _________________________(the “Seller”) dated _______________________, with regard to our sale, for such Seller’s account, of the securities of the Company described therein, and on behalf of ourselves we certify and affirm that (A) we have no knowledge that the transaction had been prearranged with a buyer in the United States, (B) the transaction was executed on or through the facilities of the TSX Venture Exchange, (C) neither we, nor any person acting on our behalf, engaged in any directed selling efforts in connection with the offer and sale of such securities, and (D) no selling concession, fee or other remuneration is being paid to us in connection with this offer and sale other than the usual and customary broker’s commission that would be received by a person executing such transaction as agent. Terms used herein have the meanings given to them by Regulation S under the U.S. Securities Act.

___________________________________________________________________________
Name of Firm

______________________________________________	Date: _____________________________________
Authorized officer

SCHEDULE D

SUBSCRIBER INFORMATION SHEET

INFORMATION TO BE COMPLETED BY EACH SUBSCRIBER:

A	Registration Form

The Subscriber, if not an individual and (i) is a member of the “Pro Group” (as described below), or (ii) is (or will be after completion of the Offering) an “Insider” (as described below), or (iii) will be a holder of more than 5% of the listed shares after completion of the Offering, either [check appropriate box]:

[ ]

has previously filed with the TSX Venture Exchange (the “TSXV”) a Form 4C, Corporate Placee Registration Form, represents and warrants that there has been no change to any of the information in the Corporate Placee Registration Form previously filed with the TSXV up to the date hereof; or

[ ]	hereby delivers a completed Form 4C, Corporate Placee Registration Form, in the form attached as Appendix A to this Schedule C to the Corporation for filing with the TSXV.

B.	Present Ownership of Securities

The Subscriber either [check appropriate box]:

[ ]	does not own directly or indirectly, or exercise control or direction over, any common shares of the Corporation or securities convertible into common shares of the Corporation; or

[ ]

owns directly or indirectly, or exercises control or direction over, outstanding common shares of the Corporation and convertible securities entitling the Subscriber to acquire additional common shares of the Corporation which, if converted, in the aggregate would represent common shares of the Corporation.

C.	Insider Status

The Subscriber either [check appropriate box]:

[ ]	is an “Insider” of the Corporation as defined in the policies of the TSXV as follows:

(a)	a director or senior officer of the Corporation;

(b)	a director or senior officer of a company that is itself an Insider or subsidiary of the Corporation;

(c)

a person that beneficially owns or controls, directly or indirectly, voting shares of the Corporation carrying more than 10% of the voting rights attached to all the Corporation’s outstanding voting shares; or

(d)	the Corporation itself if it holds any of its own securities; or

[ ]	is not an Insider of the Corporation.

D.	Member of “Pro Group”

The Subscriber either [check appropriate box]:

[ ]	is a member of the “Pro Group” as defined in the Rules of the TSXV, as follows:

1	subject to subparagraphs (2), (3) and (4), either individually or as a group:

	(a)	the member (i.e. a member of the TSXV under TSXV requirements);

	(b)	employees of the member;

	(c)	partners, officers or directors of the member;

	(d)	affiliates of the member; and

	(e)	associates of any parties referred to in subparagraphs (a) through (d);

2.

the TSXV may, in its discretion, include a person or party in the Pro Group for the purposes of a particular calculation where the TSXV determines that the person is not acting at arm’s length with the member;

3.	the TSXV may, in its discretion, exclude a person from the Pro Group for the purposes of a particular calculation where the TSXV determines that the person is acting at arm’s length with the member;

4.	the member may deem a person who would otherwise be included in the Pro Group pursuant to subparagraph (1) to be excluded from the Pro Group where the member determines that:

	(a)	the person is an affiliate or associate of the member acting at arm’s length of the member;

	(b)	the associate or affiliate has a separate corporate and reporting structure;

	(c)	there are sufficient controls on information flowing between the member and the associate or affiliate; and

	(d)	the member maintains a list of such excluded persons; or

[ ]	is not a member of the Pro Group.

APPENDIX A TO SCHEDULE D

TSX VENTURE EXCHANGE
PRIVATE PLACEMENT FORM

FORM 4C
CORPORATE PLACEE REGISTRATION FORM

This Form will remain on file with the Exchange and must be completed if required under section 4(b) of Part II of Form 4B. The corporation, trust, portfolio manager or other entity (the “Placee”) need only file it on one time basis, and it will be referenced for all subsequent Private Placements in which it participates. If any of the information provided in this Form changes, the Placee must notify the Exchange prior to participating in further placements with Exchange listed Issuers. If as a result of the Private Placement, the Placee becomes an Insider of the Corporation, Insiders of the Placee are reminded that they must file a Personal Information Form (2A) or, if applicable, Declarations, with the Exchange.

1.	Placee Information:

	(a)	Name: __________________________________________________________________________________________

	(b)	Complete Address: ________________________________________________________________________________

	(c)	Jurisdiction of Incorporation or Creation: ________________________________________________________________

2.	(a)	Is the Placee purchasing securities as a portfolio manager: (Yes/No)?___________________________________________

	(b)	Is the Placee carrying on business as a portfolio manager outside of Canada: (Yes/No)?_____________________________

3.	If the answer to 2(b) above was “Yes”, the undersigned certifies that:

(a)

it is purchasing securities of the Corporation on behalf of managed accounts for which it is making the investment decision to purchase the securities and has full discretion to purchase or sell securities for such accounts without requiring the client’s express consent to a transaction;

(b)

it carries on the business of managing the investment portfolios of clients through discretionary authority granted by those clients (a “portfolio manager” business) in ____________________ [jurisdiction], and it is permitted by law to carry on a portfolio manager business in that jurisdiction;

	(c)	it was not created solely or primarily for the purpose of purchasing securities of the Corporation;

	(d)	the total asset value of the investment portfolios it manages on behalf of clients is not less than $20,000,000; and

(e)

it has no reasonable grounds to believe, that any of the directors, senior officers and other insiders of the Corporation, and the persons that carry on investor relations activities for the Corporation has a beneficial interest in any of the managed accounts for which it is purchasing.

4.	If the answer to 2(a). above was “No”, please provide the names and addresses of Control Persons of the Placee:

Name *	City	Province or State	Country

*	If the Control Person is not an individual, provide the name of the individual that makes the investment decisions on behalf of the Control Person.

5.	Acknowledgement - Personal Information and Securities Laws

	(a)	“Personal Information” means any information about an identifiable individual, and includes information contained in sections 1, 2 and 4, as applicable, of this Form.

The undersigned hereby acknowledges and agrees that it has obtained the express written consent of each individual to:

(i) the disclosure of Personal Information by the undersigned to the Exchange (as defined in Appendix 6B) pursuant to this Form; and

(ii) the collection, use and disclosure of Personal Information by the Exchange for the purposes described in Appendix 6B or as otherwise identified by the Exchange, from time to time.

	(b)	The undersigned acknowledges that it is bound by the provisions of applicable Securities Law, including provisions concerning the filing of insider reports and reports of acquisitions.

Dated and certified (if applicable), acknowledged and agreed, at ________________________________________on ________________________________________.

(Name of Purchaser - please print)

(Authorized Signature)

(Official Capacity - please print)

(Please print name of individual whose signature appears above)

THIS IS NOT A PUBLIC DOCUMENT